FIRST QUARTER REPORT 2015

Barrick Reports First Quarter 2015 Results

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Production and costs in the first quarter were in line with operating plans. The company produced 1.39 million ounces of gold at all-in sustaining costs (AISC)[1] of $927 per ounce and generated $316 million in operating cash flow.

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Full-year gold operating guidance remains on track for 6.2-6.6 million ounces at all-in sustaining costs of $860-$895 per ounce, with higher production and lower costs expected in the second half of the year. All-in sustaining costs and cash costs are expected to be highest in the second quarter of the year.

•	The company remains committed to debt reduction of at least $3 billion by the end of 2015, with asset sales and other initiatives well advanced.

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Detailed evaluation of all capital spending plans using a 15 percent hurdle rate is now underway. To date, we have identified $200 million in capital expenditure reductions for 2015, with further reductions expected as the evaluation proceeds.

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Barrick is announcing a significant new gold discovery, known as Alturas, on Chile’s prolific El Indio belt. Drilling to date suggests Alturas is geologically similar to Veladero, with the potential to be significantly higher grade.

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Barrick has formed a new partnership with Quantum Pacific Exploration, a company using innovative strategies and tools to increase the probability of discovery, faster than conventional approaches and at lower costs.

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The Lumwana mine will continue operating following announcement of new tax system by the government of Zambia. Copper production guidance for 2015 has been increased to 480-520 million pounds, with C1 cash costs unchanged at $1.75-$2.00 per pound.

•	Value Realization Reviews underway to identify opportunities to maximize free cash flow, grow production and lower costs across the portfolio.

TORONTO, April 27, 2015 – Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (Barrick or the company) met cost and production targets for the first quarter, reporting net earnings of $57 million ($0.05 per share). Adjusted net earnings were $62 million ($0.05 per share)1. Operating cash flow was $316 million. Gold production guidance for 2015 remains at 6.2-6.6 million ounces, with production 55 percent weighted to the second half of the year, in line with plan. Costs are also expected to be 20 percent lower in the second half of the year, with full-year all-in sustaining costs in line with guidance of $860-$895 per ounce.

1 All-in sustaining costs per ounce, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 49-54 of Barrick’s First Quarter 2015 Report.

BARRICK FIRST QUARTER 2015	1	PRESS RELEASE

TAKING BARRICK ‘BACK TO THE FUTURE’

We have revitalized the Board of Directors and the management team; implemented a lean, decentralized operating model to drive greater free cash flow per share; adopted a rigorous capital allocation framework with a minimum hurdle rate of 15 percent; implemented a concrete strategy to reduce debt by at least $3 billion this year; and restored the company’s original partnership culture with the appointment of 35 new partners and the creation of the most owner-centric, long-term compensation system of any company in Canada and within our industry.

We now have superb people, in the right roles, focused on the right things. In our new decentralized model, our miners are free from bureaucracy and are focused on maximizing free cash flow. A small head office is focused on allocating that cash flow to maximize shareholder returns. Our leaders are owners, with deep financial and emotional ownership in the long-term success of the business.

We are determined to once again be the world’s leading gold company, a company that consistently grows free cash flow per share from a portfolio of the best gold assets in the best regions, delivering industry-leading returns to our owners.

BECOMING A TALENT-OBSESSED COMPANY

Barrick is obsessed with talent. People issues are the first topic at every weekly meeting of Barrick’s most senior leaders and the Board of Directors now regularly engages in in-depth talent diagnosis. Darian Rich, elevated to the role of Executive Vice President, Talent Management, reports on people issues at every Board meeting. The company has attracted 13 new senior leaders in the last nine months, individuals who personify the company’s original values and bring vital skills and experience that support the company’s business objectives, such as strengthening the balance sheet, fixing Pascua-Lama, improving efficiency and productivity, and building partnerships in China and beyond. Our newest addition is Dana Easthope. He will join the company in May as Vice President and Corporate Secretary. His first responsibility will be to bring greater depth, continuity, and strength to the relationship between our owners and the Board of Directors. Under his tenure as Corporate Secretary at Sun Life Financial, the company consistently appeared at the top of the Globe and Mail’s annual ranking of companies with the best corporate governance practices, placing first out of 250 companies in Canada in 2012 and 2013 and second in 2014.

RESTORING A STRONG BALANCE SHEET

As we take Barrick ‘back to the future’, no priority is more important than restoring a strong balance sheet. Prudent financial management is a bedrock principle of the company.

Our lean, decentralized operating model will maximize free cash flow per share—with more efficient and rigorous capital spending, reduced general and administrative costs, and profitable growth. These changes will contribute to the strength of our balance sheet over the long-term.

We remain committed to our debt reduction target of at least $3 billion by the end of 2015, and have moved quickly to advance a number of asset sales and joint venture opportunities:

BARRICK FIRST QUARTER 2015	2	PRESS RELEASE

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Numerous companies have participated in the sales processes for the Cowal mine and the Porgera Joint Venture. Detailed due diligence on both assets is now underway, including site visits with prospective buyers.

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We have begun a process for the sale of a stake in the Zaldívar copper mine in Chile. Zaldívar is a consistently strong performer in the world’s best jurisdiction for copper mining. Potential buyers have expressed a strong interest in acquiring an interest in the mine.

•	We are actively exploring a number of other joint venture and sales opportunities.

We will take only those actions that make sense for the business, on terms we consider most favorable to our owners. Our strong liquidity means we can proceed with patience and discipline. We have less than $900 million in debt due over the next three years, a $4 billion undrawn credit facility, and $2.3 billion2 in cash at the end of the first quarter.

CAPITAL ALLOCATION

Barrick has returned to a lean, decentralized operating model with minimal bureaucracy. Our operational leaders are focused on maximizing free cash flow, and the head office, now about half the size it was a year ago, is focused on allocating that cash flow to maximize long-term value for our owners.

At the end of 2014, we implemented a rigorous new capital allocation framework that goes beyond anything Barrick has undertaken in the past. We expect our portfolio to deliver a 10-15 percent return on invested capital through metal price cycles and, as such, individual projects are assessed against a hurdle rate of 15 percent. We will defer, cancel or sell projects that cannot achieve this target.

The capital we invest to sustain or increase production at our existing operations is not spread evenly across the portfolio. Our operations must compete for it. Capital will flow to mines that meet our overall expectations for returns on invested capital. Assets that are unable to meet our capital allocation objectives will be sold.

We are bringing this level of rigor to every part of the business. We have launched a detailed evaluation of all capital expenditures for 2015 and 2016. All spending plans will be re-assessed against our capital allocation objectives, including a minimum hurdle rate of 15 percent return on invested capital. Expenditures that do not meet our capital allocation objectives will be cancelled or deferred.

We have already identified $200 million in capital expenditure reductions for 2015, with further reductions expected as we continue to implement our new capital allocation framework. We will report further progress with our second quarter results.

The reductions identified thus far have been partially offset by an increase in copper sustaining capital following our decision to continue operations at Lumwana. As a result, our total capital expenditure guidance for 2015 has been reduced by $100 million to $1.8-$2.1 billion.

2 Includes $417 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

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OPERATIONAL EXCELLENCE

We remain on track to achieve our overall target of $30 million in savings from reduced general and administrative expenditures and overhead costs in 2015, reaching $70 million in annualized savings by 2016. We expect more to follow, as our operational leaders focus on maximizing free cash flow without the constraints of bureaucracy and unnecessary management layers.

A multidisciplinary team of Barrick’s leading mining experts and independent technical specialists is also in the process of reassessing the economic potential of every Barrick mine, identifying specific projects to maximize free cash flow, increase production and lower costs. Known as the Value Realization Project, these reviews also support our non-core asset sale process by ensuring we understand the full value of every mine before we proceed with any divestiture.

Value Realization reviews are well underway for 10 operations, including our five core mines. Upside opportunities identified as part of the process will be incorporated into current mine plans where the initiatives meet our 15 percent hurdle rate or, where more engineering work and evaluations are required, may be added to mine plans for 2016 and beyond, strengthening our long term business plans. See the Cautionary Statement on Forward-Looking Information on page 25 of this press release.

As one example, the Valuation Realization process completed at Barrick’s Pueblo Viejo mine has identified a number of initiatives designed to increase efficiencies and create substantial value (100 percent basis) to the already successful operation. Key initiatives include:

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Increasing processing plant throughput by 2019: By making a series of on-going upgrades to the processing plant requiring capital expenditures of approximately $20 million, Barrick anticipates that it could increase plant throughput capacity by up to an additional 10 percent.

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Converting the fuel supply at the Quisqueya I power plant from heavy fuel oil to liquefied natural gas (LNG): By converting the fuel supply at the Quisqueya I power plant, which provides electricity to the Pueblo Viejo mine, from heavy fuel oil to LNG, Barrick anticipates that it could significantly reduce power plant operating costs. This initiative is expected to require minimal capital from Barrick, as the power plant is designed to operate on both fuels and could be completed as early as the end of 2017.

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Mine plan enhancements: Approximately 7-8 million ounces of mineral resources may potentially be converted into mineral reserves, extending the mine life, as a result of continued optimization efforts and by removing tailings capacity and other constraints and bottlenecks in mining and processing, using Barrick’s current price guidance for reserves. This initiative is expected to require incremental capital expenditures over the life of mine of between $120-$150 million.

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Lime Kilns Fuel Conversion by 2017: By converting the fuel supply for the lime kilns at Pueblo Viejo from diesel fuel to LNG, Barrick anticipates that it can reduce energy consumption, costs and greenhouse gas emissions. This initiative will require capital expenditures of approximately $25 million over 18 months, with a payback period of approximately three years.

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Barrick will complete the technical analysis of these initiatives while its Value Realization team continues its site-by-site review. An updated Technical Report for Pueblo Viejo will be filed by the applicable filing deadline. We expect to provide more details about our Value Realization Project on a quarterly basis.

GROWTH IN THE AMERICAS

Barrick’s five core mines in the Americas are expected to account for 60 percent of our production in 2015 at average all-in sustaining costs of $725-$775 per ounce. At two grams per tonne, these mines have an average reserve grade more than double that of our peer group average. They generate strong free cash flow in today’s gold price environment and offer exceptional leverage to higher gold prices.

We maintain a strong competitive advantage in Nevada and the Andes, with a growing pipeline of projects that have the potential to grow free cash flow per share:

•	Four prefeasibility studies on growth projects in Nevada will be completed by the end of this year;

•	We have formed an innovative new partnership for exploration in Chile;

•	We intend to initiate a prefeasibility study to extend the life of the Lagunas Norte mine in Peru; and

•	We are also announcing a significant new gold discovery on the El Indio belt in Chile.

Alturas – A significant new gold discovery

Approximately 85 percent of our 2015 exploration budget of $220-$260 million is allocated to the Americas, where our teams have uncovered some of the largest gold discoveries in recent decades, including the Lagunas Norte and Goldrush deposits.

Today we are announcing another significant new gold discovery known as Alturas, located in the Andean region of Chile approximately 30 kilometers south of the former El Indio mine.

Alturas is part of a large mineralized system which extends well beyond the limits of the current drilling area. To date, 35 core holes have been completed in a one-square-kilometer area. Mineralization appears to be oxide in nature and geologically similar to Veladero, with the potential to be significantly higher grade. Intercepts have been thick (typically ranging from 50-150 meters) and continuous.

Assay results for the significant intercepts are provided in Appendix 3 and include the following highlights:

•	ALT-011: 97 meters grading 4.4 grams per tonne

•	ALT-017: 103.5 meters grading 1.64 grams per tonne

•	ALT-033: 170 meters grading 2.76 grams per tonne

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This region of the Andes is home to some of the world’s largest gold deposits, including Veladero, Pascua-Lama, El Indio and Tambo. Barrick controls almost all of the prospective ground on the 140 kilometer long El Indio belt. The new discovery at Alturas is the result of a methodical re-evaluation of the El Indio belt led by our exploration team, including members of the teams behind the Goldrush and Lagunas Norte discoveries. Drilling at Alturas will continue until the end of the summer season in May. With mineralization open in multiple directions, the focus going forward will be on defining the full extent of the deposit, as well as exploring for additional targets nearby. While we expect to report an initial resource at the end of the year, the potential quantities and grades in these preliminary results are conceptual in nature and there has been insufficient exploration to define a mineral resource at this time and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Lagunas Norte Mine Life Extension

Since it began operations in 2005, Lagunas Norte has outperformed production expectations. In 2014, the mine produced 582,000 ounces of gold at all-in sustaining costs of $543 per ounce. In its early years, production peaked at more than one million ounces per year. To date, Lagunas Norte has operated as an oxide heap leach mine. Barrick is currently evaluating a plan to significantly extend the life of Lagunas Norte by mining the refractory ore below the oxide ore body in the current pit. We intend to initiate a prefeasibility study to evaluate this opportunity. As part of the study, we intend to evaluate the installation of a new grinding-flotation-autoclave processing circuit to treat the refractory ore, including the potential relocation of one autoclave from the Goldstrike mine to Lagunas Norte.

Innovative exploration partnership with QPX

Barrick’s focus is gold. As we have said, we have no plans to expand our existing copper position. Yet we do seek to maximize the value of those assets we already own, including large land positions in Chile in some of the world’s most prolific districts for copper. Thus we have formed a strategic partnership with Quantum Pacific Exploration (QPX) to explore for copper deposits in a number of highly prospective areas of northern Chile.

QPX is a company that focuses on exploring for one mineral commodity—copper—in one country—Chile. It is a part of the Quantum Pacific Group, an international business that includes some of the most innovative companies in natural resources, energy and commodities. Consistent with that theme, QPX is pioneering a new, multidisciplinary approach to exploration. The company has built a world-class team of experts who have a proven track record of copper discoveries and expertise in machine learning and big data analysis, among other disciplines. Their internal R&D lab uses proprietary technology to develop new strategies and tools designed to increase the probability of discovery, faster than conventional approaches and at lower costs. They combine world-class technical expertise with cutting-edge computer science, and they bring in learning from other industries to develop non-traditional approaches.

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QPX also shares Barrick’s spirit of collaboration and regularly seeks out joint ventures with companies that are complementary in assets and expertise. Under the terms of our agreement, QPX will manage the exploration program. Any gold deposits located on Barrick land will remain 100 percent Barrick-owned. If a copper project is identified on either Barrick or QPX land, it will be 50 percent owned by each company. Certain properties where Barrick is already actively exploring, including zones around Zaldívar, Pascua-Lama, Cerro Casale and El Indio, are excluded from the agreement.

The agreement is for five years, with an option to extend for another three years. The partners will contribute up to $30 million per year for exploration, with each bearing 50 percent of the total costs.

Four Nevada Prefeasibility Studies on Track for Delivery in 2015

The Goldrush project, located six kilometers from the Cortez mine, is one of the largest and highest grade gold discoveries of the last decade. The prefeasibility study is now expected to be complete by the end of 2015. Permitting is progressing for twin exploration declines that will allow the company to better explore the northern limits of the known deposit.

At the Turquoise Ridge mine (75 percent owned by Barrick), we are advancing a project to develop an additional shaft, which could bring forward more than one million ounces of production, roughly doubling output to an average of 500,000 ounces per year (100 percent basis) at all-in sustaining costs of about $625-$675 per ounce. The joint venture partners have approved a feasibility study and detailed engineering for the project. Pending receipt of permits and joint venture approval, initial production could commence in 2019. Preliminary estimates indicate capital expenditures of approximately $300-$325 million (100 percent basis) for additional underground development and shaft construction, and an attractive payback period of about two and a half years at a gold price assumption of $1,300 per ounce. Drilling will continue in 2015 at the northern extension of the deposit where the ore body is still open to the north and east with higher grades than the average reserve grade.

A prefeasibility study for expanded underground mining at Cortez below currently permitted levels will be completed in late 2015. Mineralization in this zone is primarily oxide and higher grade compared to the current underground mine, which is refractory in nature. The limits of the Lower Zone have not yet been defined, and drilling has indicated the potential for new targets at depth.

The Spring Valley project (75 percent owned by Barrick) is located approximately 75 miles west of Cortez, is a low capital cost, oxide heap leach project with potential to become another standalone mine in Nevada. In addition, there is good potential to expand the current resource at higher gold prices. The company is on track to complete a prefeasibility study in late 2015.

FINANCIAL DISCUSSION

First quarter 2015 net earnings were $57 million ($0.05 per share) compared to $88 million ($0.08 per share) in the prior year period. Operating cash flow in the first quarter was $316 million compared to $585 million in the first quarter of 2014. Lower net earnings and operating cash flow reflect lower realized gold and copper prices, and lower gold sales compared to the prior year period. Adjusted net

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earnings for the first quarter were $62 million ($0.05 per share) compared to $238 million ($0.20 per share) in the first quarter of 2014. Significant adjusting items (net of tax and non-controlling interest effects) in the quarter include:

•	$22 million in gains from asset dispositions;

•	$13 million adjustment reflecting the use of a lower discount rate to calculate the provision for environmental remediation at our closed mines; and

•	$6 million in unrealized foreign currency translation losses.

Barrick expects to be free cash flow positive in 2015 at current gold prices.

OPERATING HIGHLIGHTS AND GUIDANCE

Gold production guidance for 2015 is 6.2-6.6 million ounces at AISC of $860-$895 per ounce. Production will be approximately 55 percent weighted to the second half of the year and costs are expected to be 20 percent lower in that period. Additionally, all-in sustaining costs and cash costs are expected to be highest in the second quarter of the year.

Following the decision to continue operations at Lumwana, total copper guidance for 2015 is now expected to be 480-520 million pounds at C1 cash costs of $1.75-$2.00 per pound.

Gold	First Quarter 2015	Revised 2015 Guidance	Previous 2015 Guidance
Production (000s of ounces)[3]	1,390		6,200-6,600
All-in sustaining costs ($ per ounce)	927		860-895
Cash costs ($ per ounce)[4]	642		600-640

Copper
Production (millions of pounds)	118	480-520	310-340
C1 cash costs ($ per pound)[4]	1.84		1.75-2.00
Total Capital Expenditures ($ millions)[5]	456	1,800-2,100	1,900-2,200

Cortez

The Cortez mine produced 133,000 ounces at AISC of $962 per ounce in the first quarter. Production was higher than expected due to higher grades in both the open pit and underground as well as improved productivity. Costs benefited from higher production as well as lower capitalized stripping. Production at Cortez in 2015 is expected to be 825,000-900,000 ounces at AISC of $760-$835 per ounce. Production is expected to be higher in the second half of 2015 as the open pit mine transitions

3 Barrick’s share.

4 Cash costs per ounce and C1 cash costs per pound are non-GAAP financial performance measures. See pages 49-54 of Barrick’s First Quarter 2015 Report.

5 Barrick’s share on a 100% accrued basis.

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into higher grade material and with the ramp-up of the thiosulfate circuit (TCM) at the Goldstrike mine, which allows for processing of refractory ore from Cortez.

As part of our drive for operational excellence, the mine has identified opportunities to reduce costs by targeting energy costs, contractor services and labor and other process changes.

Goldstrike

The Goldstrike mine contributed 207,000 ounces in the first quarter at AISC of $876 per ounce, largely in line with expectations. The TCM process is an innovative and proprietary technology developed by Barrick which does not use cyanide. Several adjustments are being implemented to improve the throughput of the TCM circuit during the commissioning stage in order to meet the original ramp-up schedule. Production guidance for Goldstrike in 2015 remains unchanged at 1.00-1.15 million ounces and will be largely weighted to the second half of the year as a result of the ramp-up of the TCM circuit. AISC guidance for 2015 is unchanged at $700-$800 per ounce.

Goldstrike is anticipated to continue producing at the one million ounce level for the next three years (2015-2017) at AISC below $900 per ounce. The mine has targeted improved operating performance and reduced costs through better integration of maintenance and supply chain, which is resulting in inventory reductions and improvements in underground contractor costs.

Pueblo Viejo

Barrick’s 60 percent share of production from Pueblo Viejo for the first quarter was 135,000 ounces at AISC of $675 per ounce. Production in the quarter was weaker than planned due to lower grades and recoveries. Costs were impacted primarily by lower gold ounces sold, as well as weaker silver recoveries. Attributable production in 2015 is forecast to be 625,000-675,000 ounces at AISC of $540-$590 per ounce. Production is expected to be stronger in the second half of the year on higher grades and improved autoclave availability, with maintenance shutdowns weighted to the first half of 2015. Operating costs in the second half are also expected to benefit from higher by-product credits. The mine’s first copper concentrate sales are expected to begin in the second quarter.

Annual production of more than one million ounces (100 percent basis) at AISC below $700 per ounce is expected for the next three years (2015-2017). Several improvement initiatives are underway including improving ore blending and autoclave availability, and optimizing maintenance strategies. Longer-term, Pueblo Viejo has significant resources that are not currently in the mine plan but have the potential to extend the life of the mine.

Lagunas Norte

Lagunas Norte contributed 178,000 ounces at AISC of $461 per ounce in the first quarter. Production was stronger than expected due to higher recoveries. Costs benefited from higher ounces sold, lower operating costs and lower sustaining capital. Production in 2015 is anticipated to be 600,000-650,000 ounces at AISC of $675-$725 per ounce in 2015, with lower recoveries expected in the second half.

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The mine continues to explore opportunities to improve efficiencies and reduce costs through several initiatives including reducing leach pad inventory, improving the maintenance strategy for mine fleet engines, reducing cyanide consumption and reducing G&A costs.

Veladero

The Veladero mine produced 149,000 ounces of gold in the first quarter at AISC of $991 per ounce. Positive grade reconciliations continued, resulting in higher than expected production. Costs benefited from lower sustaining capital. Production guidance for 2015 is 575,000-625,000 ounces at AISC of $990-$1,075 per ounce.

The mine is targeting cost savings through improved operating performance and more efficient maintenance and blasting activities, reduced contractor costs and recovery of inventory ounces through better management of the leach pad.

Turquoise Ridge

The Turquoise Ridge mine had a strong first quarter, contributing 49,000 ounces (75 percent basis) at AISC of $709 per ounce, driven by increased tonnage and higher grades as well as improved productivity. Costs were lower than planned primarily due to lower sustaining capital expenditures. The mine is forecast to produce 175,000-200,000 ounces (75 percent basis) in 2015 at AISC of $875-$925 per ounce.

Initiatives are underway to improve operating performance and reduce costs through increased productivity, including enhancing tonnage per foot mined by increasing mining dimensions.

Porgera

The Porgera mine produced 118,000 ounces (95 percent basis) in the first quarter at AISC of $1,064 per ounce. Production was impacted by lower throughput and mill availability. Costs were lower than expected primarily as a result of reduced power and diesel usage and lower sustaining capital. In 2015, production is expected to be 500,000-550,000 ounces at AISC of $1,025-$1,125 per ounce.

The company is evaluating a number of initiatives with the potential to further reduce costs at Porgera. These include lowering energy costs through an alternative electricity supply project and reducing the number of expatriate staff and other external spending.

Other Mines

Barrick’s other mines—consisting of Bald Mountain, Round Mountain, Ruby Hill, Golden Sunlight, Hemlo, Cowal and KCGM—contributed 303,000 ounces at AISC of $987 per ounce in the first quarter.

Acacia Mining

Barrick’s share of first quarter production was 116,000 ounces at AISC of $1,117 per ounce. 2015 production from Acacia is anticipated to be 480,000-510,000 ounces at AISC of $1,050-$1,100 per

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ounce. Production will be weighted to the second half of 2015, driven by operational improvements and a planned ramp-up at Bulyanhulu.

Global Copper

Copper production in the first quarter was 118 million pounds at C1 cash costs of $1.84 per pound. For 2015, copper production is anticipated to be 480-520 million pounds at C1 cash costs of $1.75-$2.00 per pound.

Lumwana contributed 66 million pounds at C1 cash costs of $1.89 per pound in the first quarter. On April 20, 2015, the Zambian government announced amendments to the country’s mining tax regime that would replace the recently adopted 20 percent gross royalty on open pit mines with a nine percent royalty, along with the reintroduction of a 30 percent corporate income tax and a 15 percent variable profits tax. Based on our initial analysis, this system would enable Lumwana to remain free cash flow positive at current copper prices. As a result, we will continue operations at Lumwana. Production is anticipated to be 250-270 million pounds at C1 cash costs of $1.90-$2.15 per pound in 2015.

The Zaldívar mine produced 52 million pounds in the first quarter at C1 cash costs of $1.77 per pound. Production was impacted by an extreme rainfall event that affected mines across Chile’s Atacama region. The mine continues to be a steady generator of free cash flow and production is anticipated to be 230-250 million pounds at C1 cash costs of $1.65-$1.95 per pound in 2015.

Construction to complete safety and security infrastructure has begun at Jabal Sayid, and first shipments of low-cost copper-in-concentrate are anticipated in early 2016. Once the mine reaches full production, the average annual output is expected to be 100 million pounds per year with the potential to increase to 130 million pounds.

Qualified Person

Scientific and technical information relating to exploration at the company’s Alturas property contained in this press release has been reviewed and approved by Robert Krcmarov, Senior Vice President, Global Exploration of Barrick. Scientific and technical information relating to the Value Realization Project at the company’s 60 percent owned Pueblo Viejo mine contained in this press release has been reviewed and approved by Rick Sims, Senior Director, Resources and Reserves of Barrick, Steven Haggarty, Senior Director, Metallurgy of Barrick and Patrick Garretson, Director, Life of Mine Planning of Barrick. Each of Messrs. Krcmarov, Sims, Haggarty and Garretson is a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control

The drilling results for the Alturas property contained in this press release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the

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drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Alturas property conform to industry accepted quality control methods.

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APPENDIX 1 — Detailed 2015 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS
	Production (millions of ounces)	AISC[6] ($ per ounce)	Cash Costs[7] ($ per ounce)
Cortez	0.825-0.900	760-835	560-610
Goldstrike	1.000-1.150	700-800	540-590
Pueblo Viejo (60%)	0.625-0.675	540-590	390-425
Lagunas Norte	0.600-0.650	675-725	375-425
Veladero	0.575-0.625	990-1,075	600-650
Sub-total	3.800-4.000	725-775	500-540
Porgera (95%)	0.500-0.550	1,025-1,125	775-825
Acacia (63.9%)	0.480-0.510	1,050-1,100	695-725
KCGM (50%)	0.315-0.330	915-940	775-800
Cowal	0.250-0.280	740-775	630-655
Hemlo	0.200-0.225	940-980	675-715
Turquoise Ridge (75%)	0.175-0.200	875-925	570-600
Round Mountain (50%)	0.170-0.190	1,180-1,205	875-900
Bald Mountain	0.170-0.195	1,060-1,100	560-600
Golden Sunlight	0.090-0.105	1,000-1,025	740-765
Total Gold	6.200-6.600[8]	860-895	600-640

COPPER PRODUCTION AND COSTS
	Production (millions of pounds)	C1 cash costs ($ per pound)	C3 fully allocated costs[9],[10] ($ per pound)
Zaldívar	230-250	1.65-1.95	2.00-2.30
Lumwana	250-270	1.90-2.15	2.65-2.95
Total Copper	480-520	1.75-2.00	2.35-2.65

CAPITAL EXPENDITURES
($ millions)
Mine site sustaining	1,500-1,700[11]
Mine site expansion	150-200
Projects	150-200
Total	1,800-2,100[11]

6 All-in sustaining costs are calculated in accordance with the standard published by the World Gold Council (“WGC”). See page 50 of Barrick’s First Quarter 2015 Report for further details.

7 Cash costs reflect our equity share of unit production costs, including the impact of by-product credits, which is calculated in accordance with the standard published by the WGC. See page 50 of Barrick’s First Quarter 2015 Report for further details.

8 Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

9 C3 fully allocated costs per pound is a non-GAAP financial performance measure. See pages 49-54 of Barrick’s First Quarter 2015 Report.

10 As a result of the decision to continue operations at Lumwana, we now expect copper production to be in the range of 480-520 million lbs and C3 fully allocated costs to be in the range of $2.35-$2.65 per pound compared to our previous guidance ranges of 310-340 million lbs and $2.30-$2.60 per pound, respectively.

11 We now expect minesite sustaining capital expenditures to be in the range of $1,500-$1,700 million and total capital expenditures to be in the range of $1,800-$2,100 million compared to our previous guidance ranges of $1,600-$1,800 million and $1,900-$2,200 million, respectively.

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APPENDIX 2 — Outlook Assumptions and Economic Sensitivity Analysis

	2015 Guidance Assumption	Hypothetical Change	Impact on AISC[12]	EBITDA[12] (millions)
Gold revenue, net of royalties	$1,200/oz13	+/- $100/oz	n/a	$495
Copper revenue, net of royalties	$2.60/lb	+/- $0.50/lb	n/a	$119
Gold all-in sustaining costs
Gold royalties & production taxes	$1,200/oz	$100/oz	$3/oz	$15
WTI crude oil price[14,15]	$50/bbl	$10/bbl	$3/oz	$13
Australian dollar exchange rate[14]	0.80 : 1	+10%	($4)/oz	($19)
Australian dollar exchange rate[14]	0.80 : 1	-10%	$4/oz	$19
Canadian dollar exchange rate[14]	1.25 : 1	+10%	$2/oz	$9
Canadian dollar exchange rate[14]	1.25 : 1	-10%	($3)/oz	($15)
Copper C1 cash costs			Impact on C1
WTI crude oil price[14,15]	$50/bbl	$10/bbl	$0.00/lb	$1
Chilean peso exchange rate[14]	610 : 1	+10%	$0.03/lb	$7
Chilean peso exchange rate[14]	610 : 1	-10%	($0.07)/lb	($17)

12 All-in sustaining costs (AISC) and EBITDA are non-GAAP financial performance measures with no standard definition under IFRS. For further information and a detailed reconciliation, please see pages 49-54 of Barrick’s First Quarter 2015 Report.

13 Our outlook assumes an average gold price of $1,200 per ounce for the remainder of 2015, compared to our original assumption of $1,250 per ounce.

14 Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

15 Impact on EBITDA only reflects contracts that mature in 2015.

BARRICK FIRST QUARTER 2015	14	PRESS RELEASE

APPENDIX 3 — Alturas - Significant Intercepts16 through ALT-033

Core Drill Hole	Azimuth	Dip	Interval (m)	Width (m)[17]	Au (g/t)
CAR-01B	270	-70	120.95 - 132	11.05	1.044
CAR-02	90	-65	113.3 - 142.9	29.6	1.110
			185 - 230	45	1.060
			251 - 264.5	13.5	0.742
			327.7 - 341	13.3	0.723
			366 - 422.4	56.4	0.666
CAR-03	90	-70	267 - 287.5	20.6	1.042
CAR-04	90	-70	221 - 264.4	43.4	1.067
			304 - 314.6	10.6	2.331
CAR-05	270	-70	312.4 - 338.4	26	0.825
CAR-06A	90	-70	191.6 - 275.1[18]	81.5[18]	2.597
ALT-007/007W	90	-65	343.5 - 403.3	59.8	2.198
			438.5 - 501	62.5	2.312
ALT-008A	90	-65	185 - 196.4	11.5	1.111
			236 - 287[18]	50.5[18]	1.614
ALT-009	90	-70	257.2 - 333.3	76.2	2.747
			353.6 - 365	11.4	0.944
ALT-010/010W	90	-70	178.6 - 349[18]	168.3[18]	1.661
			381.8 - 393.3	11.5	0.574
ALT-011	90	-70	194 - 291	97	4.400
			323 - 351	28	1.330
ALT-015	135	-80	188 - 214.8[18]	23.8[18]	6.074
			303 - 443	140	1.003
ALT-016	85	-73	224 - 233	9	1.121
ALT-017	93	-69	106.8 - 210.3	103.5	1.641
ALT-018	90	-75	202.2 - 214.2	12	3.902
			238.2 - 404	165.8	2.129
ALT-019A	90	-69	124 - 238	114	2.044
			268 - 316	48	0.945
			328 - 340	12	0.580
ALT-020	88	-69	132.6 - 198	65.4	1.207
			273 - 288	15	0.845

16 All significant intercepts calculated using a 0.5 gpt Au cutoff and are uncapped; internal dilution included using reasonable professional discretion (generally less than 10% of total width).

17 General geometry of mineralized body is sub-horizontal; true width of intercepts are uncertain at this stage.

18 Interval and width differ due to exclusion of no core recovery zone from calculation of the weighted average gold grade.

BARRICK FIRST QUARTER 2015	15	PRESS RELEASE

Core Drill Hole	Azimuth	Dip	Interval (m)	Width (m)[17]	Au (g/t)
			355 - 366.8	11.8	2.459
ALT-021A	91	-71	162 - 286	124	1.841
			310 - 328	18	0.869
			338 - 358	20	2.792
			394 - 415	21	13.100
ALT-022	90	-75	154 - 204	50	0.809
ALT-024	90	-69	229 - 249	20	1.566
ALT-026	93	-58	256 - 305.5	44.5	1.319
			337 - 361	24	1.197
ALT-027	88	-69	203 - 247[18]	41.1[18]	3.065
ALT-029	267	-59	188 - 198	10	4.933
ALT-030	270	-64	189 - 235	46	0.905
ALT-031	268	-60	150 - 191	41	1.185
			203 - 212.5	9.5	2.559
ALT-032	92	-68	144 - 154	10	0.798
			214 - 280	66	0.744
ALT-033	63	-88	149 - 319	170	2.761

BARRICK FIRST QUARTER 2015	16	PRESS RELEASE

Key Statistics

Barrick Gold Corporation
(in United States dollars)	Three months ended March 31,

	2015	2014

Operating Results
Gold production (thousands of ounces)[1]	1,390	1,588
Gold sold (thousands of ounces)[1]	1,385	1,618
Per ounce data
Average spot gold price	$1,218	$1,293
Average realized gold price[2]	1,219	1,285
Cash costs[2]	642	587
All-in sustaining costs[2]	927	838
All-in costs[2]	1,024	938
Cash costs (on a co-product basis)[2]	671	610
All-in sustaining costs (on a co-product basis)[2]	956	861
All-in costs (on a co-product basis)[2]	1,053	961
Copper production (millions of pounds)	118	104
Copper sold (millions of pounds)	121	111
Per pound data
Average spot copper price	$2.64	$3.19
Average realized copper price[2]	2.55	3.03
C1 cash costs[2]	1.84	2.11
Depreciation[3]	0.30	0.37
Other[4]	0.21	0.16
C3 fully allocated costs[2]	2.35	2.64

Financial Results (millions)
Revenues	$2,245	$2,647
Net income[5]	57	88
Adjusted net earnings[2]	62	238
Operating cash flow	316	585
Per Share Data (dollars)
Net earnings (basic)	0.05	0.08
Adjusted net earnings (basic)[2]	0.05	0.20
Net earnings (diluted)	0.05	0.08
Weighted average basic and diluted common shares (millions)	1,165	1,165

	As at March 31,	As at December 31,

	2015	2014

Financial Position (millions)
Cash and equivalents	$2,258	$2,699
Non-cash working capital	3,596	3,377

[1]	Production includes Acacia on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Also includes production from Plutonic up to January 31, 2014, Kanowna up to March 1, 2014 and Marigold up to April 4, 2014, the effective dates of sale of these assets. Sales include our equity share of gold sales from Acacia and Pueblo Viejo.
[2]	Realized price, cash costs, all-in sustaining costs, all-in costs, cash costs (on a co-product basis), all-in sustaining costs (on a co-product basis), all-in costs (on a co-product basis), C1 cash costs, C3 fully allocated costs and adjusted net earnings are non-GAAP financial performance measures with no standard definition under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[3]	Represents equity depreciation expense divided by equity pounds of copper sold.
[4]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[5]	Net income represents net income attributable to the equity holders of the Company.

BARRICK FIRST QUARTER 2015	17	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)		All-in sustaining costs[5] ($/oz)
	Three months ended March 31,		Three months ended March 31,
	2015	2014	2015	2014

Gold
Goldstrike	207	262	$876	$759
Cortez	133	227	962	654
Pueblo Viejo[3]	135	159	675	600
Lagunas Norte	178	134	461	522
Veladero	149	158	991	814
Turquoise Ridge	49	54	709	526
Porgera	118	110	1,064	1,039
Kalgoorlie	59	78	1,271	1,014
Acacia[2]	116	118	1,117	1,131
Other Mines - Gold[1]	244	286	916	972
Other[4]	2	2	-	-

Total	1,390	1,588	$927	$838

	Copper Production (attributable pounds) (millions)		C1 Cash Costs[5] ($/lb)
	Three months ended March 31,		Three months ended March 31,
	2015	2014	2015	2014

Lumwana	66	50	$1.89	$2.58
Zaldívar	52	54	1.77	1.68

Total	118	104	$1.84	$2.11

			Total Gold Production Costs ($/oz)
			Three months ended March 31,
			2015	2014

Direct mining costs before impact of hedges at market foreign exchange rates			$623	$595
Losses (gains) realized on currency hedge and commodity hedge/economic hedge contracts			13	(20)
By-product credits			(29)	(23)
Royalties			35	35

Cash costs[5]			642	587
Depreciation			237	195

Total production costs			$879	$782

Cash costs[5]			$642	$587
General & administrative costs			40	54
Rehabilitation - accretion and amortization (operating sites)			25	21
Mine on-site exploration and evaluation costs			4	1
Mine development expenditures			120	117
Sustaining capital expenditures			96	58

All-in sustaining costs[5]			$927	$838

All-in costs[5]			$1,024	$938

			Total Copper Production Costs ($/lb)
			Three months ended March 31,
			2015	2014

C1 cash costs[5]			$1.84	$2.11
Depreciation[6]			0.30	0.37
Other[7]			0.21	0.16

C3 fully allocated costs[4]			$2.35	$2.64

[1]  Includes production from Plutonic up to January 31, 2014, Kanowna up to March 1, 2014 and Marigold up to April 4,  2014, the effective dates of sale of these assets.

[2]  Figures relating to Acacia are presented on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter,  which reflects our equity share of production.

[3]  Reflects production from Pueblo Viejo on a 60% basis, which reflects our equity share of production.

[4]  Production and all-in sustaining costs include Pierina.

[5]  Cash costs, all-in sustaining costs, all-in costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with  no standard meaning under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.

[6]  Represents equity depreciation expense divided by equity pounds of copper sold.

[7]  For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-GAAP Financial  Performance Measures section of the Company’s MD&A.

BARRICK FIRST QUARTER 2015	18	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three month periods ended March 31, 2015, in comparison to the corresponding prior-year period. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of April 27, 2015, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three month period ended March 31, 2015 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 55 to 74. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2014, the related annual MD&A included in the 2014 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Zambia and other jurisdictions in which the Company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; diminishing quantities or grades of reserves; increased costs and risks related to the potential impact of climate change; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to the Company’s reputation due to the actual or perceived occurrence

BARRICK FIRST QUARTER 2015	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the speculative nature of mineral exploration and development; the possibility that future exploration results will not be consistent with the Company’s expectations; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2015	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK FIRST QUARTER 2015	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

  RESULTS OVERVIEW

  Review of 2015 First Quarter Results and Full Year Outlook

($ millions, except where indicated)		For the three months ended March 31
	2015	2014
Financial Data
Revenue	$ 2,245	$ 2,647
Net earnings (loss)[1]	57	88
Per share (“EPS”)[2]	0.05	0.08
Adjusted net earnings[3]	62	238
Per share (“adjusted EPS”)[2,3]	0.05	0.20
Total project capital expenditures[4]	15	51
Total capital expenditures - expansion[4]	88	89
Total capital expenditures - sustaining[4]	353	369
Operating cash flow	316	585
Adjusted operating cash flow[3]	316	585
Free cash flow[3]	$ (198)	$ (31)

Operating Data
Gold
Gold produced (000s ounces)[5]	1,390	1,588
Gold sold (000s ounces)[5]	1,385	1,618
Realized price ($ per ounce)[3]	$ 1,219	$ 1,285
Cash costs ($ per ounce)[3]	642	587
Cash costs on a co-product basis ($ per ounce)[3]	671	610
All-in sustaining costs ($ per ounce)[3]	927	838
All-in sustaining costs on a co-product basis ($ per ounce)[3]	956	861
All-in costs ($ per ounce)[3]	1,024	938
All-in costs on a co-product basis ($ per ounce)[3]	$ 1,053	$ 961
Copper
Copper produced (millions of pounds)	118	104
Copper sold (millions of pounds)	121	111
Realized price ($ per pound)[3]	$ 2.55	$ 3.03
C1 cash costs ($ per pound)[3]	$ 1.84	$ 2.11

[1]	Net loss represents net loss attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 49 - 54 of this MD&A.
[4]

These amounts are presented on a 100% accrued basis. Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

[5]	Gold production and sales include our pro rata share of Acacia and Pueblo Viejo at our equity share.

BARRICK FIRST QUARTER 2015	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

Net Income, Adjusted Net Income, Operating Cash Flow and Free Cash Flow

•

Net earnings and adjusted net earnings were 35% and 74% lower, respectively, in first quarter 2015 than in the same prior year period primarily due to a 14% decrease in gold sales volume combined with a 5% and 16% decrease in gold and copper realized prices, respectively, partially offset by a 9% increase in copper sales volume and lower income tax expense.

•	Significant adjusting items (net of tax and non-controlling interest effects) in first quarter 2015 include:
¡	$22 million in gains from asset dispositions; partially offset by
¡	$13 million adjustment reflecting the impact of the decrease in the discount rate used to calculate the provision for environmental remediation at our closed mines; and
¡	$6 million in unrealized foreign currency translation losses.

•

Operating cash flow of $316 million was 46% lower than the same prior year period primarily reflecting lower net earnings combined with an increase in inventory due to increased leach pad inventory levels at Zaldívar as a result of the severe rain event that occurred at the end of first quarter 2015.

•

Free cash flow in first quarter 2015 was an outflow of $198 million, compared to an outflow of $31 million in the same prior year period. The larger outflow primarily reflects the lower operating cash flows, which more than offset lower capital expenditures. We continue to expect to be free cash flow positive in 2015 at current market gold prices.

Gold production, cash costs and all-in sustaining costs

•

In first quarter 2015, gold production was 12% lower compared to the same prior year period largely due to the decrease in production at Cortez and Goldstrike, as well as the impact of 2014 asset sales. The lower production was in line with operating plan and consistent with our guidance that 55% of our production will come in the second half of the year. Higher second half production is primarily due to higher production at Goldstrike as the thiosulfate circuit ramps up to commercial production levels; higher production at Cortez as the open pit transitions into higher grade material and the thiosulfate circuit at Goldstrike allows for the processing of existing Cortez stockpiles; and

BARRICK FIRST QUARTER 2015	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

higher production at Pueblo Viejo due to the availability of higher grade ore and increased throughput due to higher autoclave availability. Production remains in line with our plan and our expected production guidance for 2015 continues to be in the range of 6.2 to 6.6 million ounces.

•

In first quarter 2015, cash costs increased 9% compared to the same prior year period, primarily due to the impact of lower sales volume on unit costs. All-in sustaining costs for first quarter 2015 increased 11% compared to the same prior year period, as the higher cash costs were partially offset by lower sustaining capital expenditures, primarily due to a reduction in capitalized stripping costs. Second quarter 2015 is expected to be our highest cost quarter for both cash costs and all-in sustaining costs, largely due to the impact of higher costs at Goldstrike due to the impact of lower sales volume as a significant portion of thiosulfate circuit production from the second quarter will not be sold until the third quarter and higher sustaining capital expenditures. We continue to expect 2015 cash costs and all-in sustaining costs to be within our guidance ranges of $600 to $640 and $860 to $895 per ounce, respectively. Costs are expected to be about 20% lower in second half 2015 due to the impact of higher production levels on unit costs as well as lower sustaining capital expenditures.

•

All-in costs for first quarter 2015 were 9% higher than the same prior year period due to the same factors affecting all-in sustaining costs, partially offset by a reduction in project capital expenditures.

Copper production and C1 costs

•

In first quarter 2015, copper production increased 13% compared to the same prior year period, due to higher production at Lumwana, partially offset by lower production at Zaldívar due to the impact of a severe rain event at the end of the quarter.

•	Copper C1 cash costs were 13% lower than the same prior year period due to continued improvements in mine and processing efficiencies at Lumwana.

Capital Expenditures

•

In first quarter 2015, capital expenditures were down 10% from the same prior year period primarily due to lower project and minesite sustaining capital expenditures. We have incurred $456 million in capital expenditures as at the end of the first quarter.

•

As a result of a robust review of our sustaining capital expenditure budget in 2015, we now expect our sustaining capital expenditures to be in the range of $1.5 to $1.7 billion and total capital expenditures to be in the range of $1.8 to $2.1 billion, compared to our original guidance ranges of $1.6 to $1.8 billion and $1.9 to $2.2 billion, respectively. We have implemented a new capital allocation process, and, as a result, all significant new and ongoing projects will be reviewed by our investment committee against our target 15% hurdle rate.

Strengthening the Balance Sheet

•	We remain committed to debt reduction of at least $3 billion by the end of 2015 and are moving quickly to advance a number of asset sales and joint venture opportunities.

•

Numerous companies have participated in the sales processes for the Cowal mine and the Porgera Joint Venture. Detailed due diligence on both assets is now underway, including site visits with prospective buyers.

•

We have begun a process for the sale of a stake in the Zaldívar copper mine in Chile. Zaldívar is a consistently strong performer in the world’s best jurisdiction for copper mining. Potential buyers have expressed a strong interest in acquiring an interest in the mine.

•	We are actively exploring a number of other joint venture and sales opportunities.

BARRICK FIRST QUARTER 2015	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2015 Outlook

($ millions, except per ounce/pound data)	2015E
Gold production and costs
Production (millions of ounces)	6.2 - 6.6
Gold unit production costs
All-in sustaining costs ($ per ounce)[1]	860 - 895
Cash costs ($ per ounce)[2]	600 - 640
Depreciation ($ per ounce)	240 - 260
Copper production and costs
Production (millions of pounds)[3]	480 - 520
Copper unit production costs
C1 cash costs ($ per pound)	1.75 - 2.00
Depreciation ($ per pound)	0.35 - 0.45
C3 fully allocated costs ($ per pound)[3]	2.35 - 2.65
Exploration and project expenses	370 - 460
Exploration and evaluation	220 - 270
Project expenses	150 - 190
General and administrative expenses	~225
Corporate administration	~145
Stock-based compensation	~50
Acacia	~30
Other expense	40 - 60
Finance costs	800 - 825
Capital expenditures:
Minesite sustaining[4]	1,500 - 1,700
Minesite expansion	150 - 200
Projects	150 - 200
Total capital expenditures[4]	1,800 - 2,100
Effective income tax rate	~53%
Key Assumptions
Gold Price ($/ounce)[5]	$1,200
Copper Price ($/pound)	$2.60
Oil Price ($/barrel)	$50
AUD Exchange Rate	$0.80
ARS Exchange Rate	9.88
CAD Exchange Rate	$1.25
CLP Exchange Rate	610

[1]	All-in sustaining costs are calculated in accordance with the standard published by the World Gold Council (‘WGC’). See page 50 of this MD&A for further details.
[2]

Cash costs reflect our equity share of unit production costs, including the impact of by-product credits, which is calculated in accordance with the standard published by the WGC. See pages 50 of this MD&A for further details.

[3]

As a result of the decision to continue operations at Lumwana, we now expect copper production to be in the range of 480 to 520 million lbs and C3 fully allocated costs to be in the range of $2.35 to $2.65 per pound compared to our previous guidance ranges of 310 to 340 million lbs and $2.30 to $2.60 per pound, respectively.

[4]

We now expect minesite sustaining capital expenditures to be in the range of $1,500 to $1,700 million and total capital expenditures to be in the range of $1,800 to $2,100 million compared to our previous guidance ranges of $1,600 to $1,800 million and $1,900 to $2,200 million, respectively.

[5]	Our outlook assumes an average gold price of $1,200 per ounce for the remainder of 2015, compared to our original assumption of $1,250 per ounce.

Key Business Developments

Jabal Sayid Financing Facility

On April 2, 2015, Ma’aden Barrick Copper Company (our 50% Barrick owned equity method investment) signed a financing agreement with the Saudi British Bank to finance the Jabal Sayid copper project for SAR 750 million ($200 million USD). The proceeds will be used to fund the expenditures remaining to bring the mine into commercial production.

Royalty Changes in Zambia

On April 20, 2015, the Zambian government announced amendments to the country’s mining tax regime that would replace the recently adopted 20 percent gross royalty on open pit mines with a nine percent royalty, along with the reintroduction of a 30 percent corporate income tax and a 15 percent variable profits tax. Based on our initial analysis, this system would enable Lumwana to remain free cash flow positive at current copper prices. As a result, we will continue operations at Lumwana and have amended our operating guidance to reflect this change. In second quarter 2015 we will complete our analysis and evaluate the potential for a reversal of previous impairments recorded in fourth quarter 2014.

Pascua-Lama Chilean Environmental Court Ruling

On March 23, 2015, Chile’s Environmental Court ruled that the Pascua-Lama project has not damaged glaciers in the project area. Refer to note 21 to the consolidated financial statements for more information about this matter.

Pascua-Lama SMA Regulatory Sanctions

On April 22, 2015, Compañía Minera Nevada, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, was notified that Chile’s environmental regulator has initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. CMN is evaluating the allegations and preparing its response.

Hemlo Land Acquisition

In March 2015, Barrick acquired certain surface and mineral lands adjacent to the Hemlo property in Ontario from subsidiaries of Newmont Mining Corporation for $37.5 million. The acquisition will enable Hemlo to realize additional value through near-term, lower-cost ounces, optimize its current operation with the potential for mine life extensions, and increase exploration potential.

BARRICK FIRST QUARTER 2015	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Alturas Gold Discovery

We have made a new gold discovery located in the Andean region of Chile. The new discovery is the result of a methodical re-evaluation of the El Indio belt led by our exploration team. Drilling will continue until the end of the summer season in May and we expect to report an initial resource at the end of the year.

Exploration Partnership with QPX

Our focus is gold and we have no plans to expand our existing copper position. However, we seek to maximize the value of our highly prospective land holdings where there is currently little to no exploration taking place, so we have formed a strategic partnership with Quantum Pacific Exploration (“QPX”) to explore for copper deposits on our land in northern Chile. Any gold deposits located on Barrick land will remain 100 percent Barrick-owned. If a copper deposit project is identified on either Barrick or QPX land, it will be 50 percent owned by each company.

Market Overview

Gold and Copper

The market prices of gold and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders.

The price of gold is subject to volatile price movements over short periods of time and is impacted by numerous industry and macroeconomic factors. During the first quarter, the price of gold ranged from $1,143 to $1,308 per ounce. The price of gold closed at $1,187 per ounce on March 31, 2015, while the average quarterly market price of $1,218 per ounce represented a $75 per ounce or 6% decrease from the $1,293 per ounce average market price in the same prior year period.

Copper prices in first quarter traded in a range of $2.42 per pound to $2.86 per pound. The average price for first quarter was $2.64 per pound and the closing price was $2.74 per pound on March 31, 2015. Copper prices should continue to be influenced by demand from emerging markets, specifically China, the availability of scrap and production levels of mines and smelters in the future.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at March 31, 2015, we have recorded 60 million pounds of copper sales subject to final settlement at an average provisional price of $2.75 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $16 million, holding all other variables constant.

Silver

Silver prices do not significantly impact our current operating earnings, cash flows or gold cash costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

In first quarter, silver prices traded in a range of $15.30 per ounce to $18.49 per ounce, averaged $16.71 per ounce and closed the quarter at $16.60 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates with non-US denominated currencies comprising approximately 25% of our operating and capital cost exposures. We have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs, as well as exposure to the Chilean peso through expected future capital and operating costs at our Pascua-Lama project and mine operating costs at Zaldívar. We also have exposure to the Argentinean peso through operating costs at our Veladero mine, peso denominated VAT receivable balances and expected future capital and operating costs at our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine operating and capital costs.

As a means of minimizing the volatility on our operating costs from fluctuations in the US dollar, we have put in place protection through our currency hedging program on our three largest currency exposures, namely the Australian dollar, the Canadian dollar and the Chilean peso. In first quarter, the Australian dollar traded in a range of $0.76 to $0.83 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso traded in ranges of $1.16 to $1.28 and CLP 606 to CLP 643, respectively.

In first quarter 2015, we recorded losses in earnings of approximately $17 million from our Australian, Canadian and Chilean peso hedges, primarily impacting our operating and corporate administration costs (Q1 2014: $32 million gain).

BARRICK FIRST QUARTER 2015	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

AUD Currency Contracts
	Contracts (AUD millions	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)
2015	288	0.93	52%	60%	(2)

2016	85	0.91	11%	13%	(19)
CAD Currency Contracts
	Contracts (CAD millions)[3]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)
2015	180	1.03	52%	59%	-
CLP Currency Contracts
	Contracts (CLP millions)[4]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)
2015	76,500	521	44%	77%	-

[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.
[2]	To be reclassified from Other Comprehensive Income (“OCI”) to earnings when indicated.
[3]	Includes C$180 million CAD collar contracts with an average range of $1.03 - $1.15.
[4]	Includes CLP 76,500 million collar contracts with an average range of 521 - 601.

Fuel

For first quarter, the price of West Texas Intermediate (“WTI”) crude oil traded in a range of $42 to $55 per barrel, averaged $49 per barrel, compared to an average of $99 per barrel in the same prior year period, and ended the quarter at $48 per barrel.

In first quarter 2015, we recorded a hedge loss of $3 million on our fuel hedge positions (Q1 2014: $3 million gain).

Financial Fuel Hedge Summary
	Barrels (thousands)	Average Price	% of Expected Exposure	Impact of $10 change on Pre- tax Earnings (USD millions)[1]
2015	2,066	90	59%	$15

2016	2,933	85	64%	17

2017	1,963	81	46%	23

2018	1,080	79	26%	$27
[1]	Includes the impact of hedges currently in place.

US Dollar Interest Rates

During first quarter 2015, the Federal Open Market Committee of the US Federal Reserve (“FOMC”) released a statement reiterating its view that a highly accommodative stance of monetary policy remains appropriate. In determining how long to maintain the current 0% to 0.25% range for the benchmark rate, the FOMC noted that it will use a wide range of information, including measures of labor market conditions, indicators of inflation pressures and inflation expectations, and readings on financial and international developments, to assess progress towards its objectives of maximum employment and 2 percent inflation.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.3 billion at March 31, 2015); the mark-to-market value of derivative instruments; the fair value of and ongoing payments under US dollar interest-rate swaps; the carrying value of certain long lived assets and liabilities; and to the interest payments on our variable-rate debt ($1.0 billion at March 31, 2015). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK FIRST QUARTER 2015	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended March 31
	2015	2014
Gold
000s oz sold[1]	1,385	1,618
Revenue	$ 1,919	$ 2,279
Market price[2]	1,218	1,293
Realized price[2,3]	$ 1,219	$ 1,285
Copper
millions lbs sold[1]	121	111
Revenue	$ 267	$ 305
Market price[2]	2.64	3.19
Realized price[2,3]	2.55	3.03
Other sales	$ 59	$ 63

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo.
[2]	Per ounce/pound weighted average.
[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 54 of this MD&A.

In first quarter 2015, gold revenues were down 16% compared to the same prior year period. The decrease was primarily due to lower gold sales volume and lower realized gold prices compared to first quarter 2014. Copper revenues for first quarter 2015 were down 12% compared to the same prior year period. The decrease was primarily due to the impact of lower realized copper prices compared to the same prior year period, partially offset by an increase in sales volume.

In first quarter 2015, realized gold prices were down $66 per ounce compared to the same prior year period. The decrease in realized gold prices reflects the lower market gold prices in first quarter 2015 compared to the same prior year period. Realized copper prices in first quarter 2015 were down $0.48 per pound compared to first quarter 2014, due to the 17% decline in market copper prices over the same prior year period.

Gold production in first quarter 2015 of 1.4 million ounces was 12% lower than the same prior year period. The decrease was primarily due to lower production at Cortez and Goldstrike, and the impact of asset sales, partially offset by an increase in production at Lagunas Norte.

In first quarter 2015, copper production increased by 13% compared to the same prior year period due to higher production at Lumwana, partially offset by lower production at Zaldívar. The increased production at Lumwana was primarily due to better operating conditions at the mine, as rainfall was less than in first quarter 2014, combined with a continued improvement in mine and processing efficiency, while production at Zaldívar was negatively impacted by flooding at the mine that occurred at the end of first quarter 2015 as a result of severe rain.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended March 31
	2015	2014
Cost of sales
Direct mining costs	$ 1,186	$ 1,228
Depreciation	421	402
Royalty expense	90	75
Community relations	11	14
Cost of sales - gold[1]	1,424	1,444
Cash costs[2,3]	642	587
All-in sustaining costs - gold[2,3]	927	838
Cost of sales - copper[1]	251	255
C1 cash costs[2,3]	1.84	2.11
C3 fully allocated costs[2,3]	$ 2.35	$ 2.64

[1]	2014 figures restated to include community relations costs.
[2]	Per ounce/pound weighted average.
[3]

Cash costs, all-in sustaining costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 50 - 53 of this MD&A.

In first quarter 2015, cost of sales applicable to gold decreased 1% compared to the same prior year period. The decrease reflects lower direct mining costs primarily due to lower sales volumes, partially offset by an increase in depreciation expense as well as the impact of an inventory write-down taken in first quarter 2015.

Gold cash costs in first quarter 2015 were up $55 per ounce, or 9%, compared to the same prior year period. The increase was primarily due to the impact of lower production levels on unit production costs combined with an increase in operating segment administration costs allocated to cost of sales. In first quarter 2015, all-in sustaining costs were up $89 per ounce compared to the same prior year period. The increase was primarily due to the higher cash costs per ounce and an increase in minesite sustaining capital expenditures, partially offset by lower mine development capital expenditures.

In first quarter 2015, cost of sales applicable to copper decreased $4 million compared to the same prior year period. The decrease was primarily due to lower

BARRICK FIRST QUARTER 2015	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

operating costs at Lumwana as a result of realized cost efficiencies at the mine combined with lower depreciation expense as a result of the impairment recorded in fourth quarter 2014.

C1 cash costs per pound in first quarter 2015 were 13% lower than the same prior year period reflecting lower direct mining costs and the impact of higher sales volume on unit production costs. In first quarter 2015, C3 fully allocated costs were 11% lower than the same prior year period, primarily reflecting the effect of the above factors on C1 cash costs.

Capital Expenditures1

($ millions)	For the three months ended March 31
	2015	2014
Project capital expenditures[2]	$ 15	$ 51
Minesite sustaining	153	133
Mine development	199	235
Minesite expansion[2]	80	83
Capitalized interest	9	7
Total consolidated capital expenditures	$ 456	$ 509

[1]	These amounts are presented on a 100% accrued basis.
[2]	Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

In first quarter 2015, capital expenditures decreased 10% compared to the same prior year period. The decrease is primarily due to lower project capital expenditures due to the ramp down of construction activities at our Pascua-Lama project, which began in first quarter 2014. Minesite sustaining capital in first quarter 2015 increased 15% over the same prior year period primarily due to an increase in costs at Veladero relating to the phase 4B leach pad expansion, partially offset by a decrease in capital at Pueblo Viejo. Minesite development capital was 15% lower than the same prior year period primarily due to a reduction in capitalized stripping costs at Cortez and at Zaldívar, partially offset by increased capitalized stripping costs at Veladero. Minesite expansion expenditures in first quarter 2015 were in line with the same prior year period reflecting a decrease in expenditures at Goldstrike as the construction of the thiosulfate technology project neared completion and was partially offset by an increase in expansion capital at Hemlo due to the land acquisition that occurred in first quarter 2015. Capitalized interest was in line with first quarter 2014.

Additional Significant Statement of Income Items

($ millions)	For the three months ended March 31
	2015	2014
General & administrative expenses	$ 67	$ 103
Corporate administration[1]	$ 51	$ 54
Operating segment administration[2]	-	$ 33
Stock-based compensation	$ 5	$ 6
Acacia	$ 11	$ 10
Other expense/(income)	($ 18)	$ 19
Exploration, evaluation & project costs	$ 86	$ 100
Finance costs	$ 196	$ 201
Finance income	$ 2	$ 3
Impairments	$ 5	$ 12

[1]	Corporate administration costs include approximately $5 million of non-recurring severance costs in Q1 2015.
[2]	In first quarter 2015, operating segment administration costs have been allocated to our operating sites and are now included in cost of sales.

General & Administrative Expenses

In first quarter 2015, general & administrative expenses were $36 million lower than the same prior year period. The decrease was primarily due to an increase in the allocation of operating segment administration costs from general and administrative expenses to cost of sales, as well as a reduction in head office personnel costs as a result of the restructuring that took place in January 2015. We are on track to achieve our targeted reduction of $30 million in general and administrative and overhead costs in 2015 and remain committed to delivering $70 million in annualized savings by 2016.

Other Expense (Income)

Other income for first quarter 2015 increased by $37 million compared to the same prior year period. The increase is primarily due to $24 million in gains realized in first quarter 2015 on the sale of assets including an exploration property in Papua New Guinea and equipment at Pascua-Lama. For a further breakdown of other expense (income), refer to note 10A to the consolidated financial statements.

Exploration, Evaluation and Project Costs

Exploration, evaluation and project costs for first quarter 2015 decreased $14 million compared to the same prior year period. The decrease is primarily due to a $10 million decrease in project costs at Pascua-Lama as we continue to drive down the cost of ongoing care and maintenance activities combined with a $10 million decrease in project costs at Jabal Sayid. Exploration and evaluation costs increased $13 million compared to the same prior year period,

BARRICK FIRST QUARTER 2015	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

primarily due to a 54% increase in costs relating to global exploration programs. The increase in exploration costs is mainly attributable to an increase in exploration activities at Goldrush, Alturas and Cortez. For a further breakdown of exploration, evaluation and project costs, refer to note 8 to the consolidated financial statements.

Finance Costs/Finance Income

In first quarter 2015, finance costs and finance income were $5 million and $1 million lower, respectively, compared to the same prior year period. The decrease in finance costs were primarily due to a $5 million decrease in accretion expense, partially offset by a $2 million increase in capitalized interest primarily relating to the thiosulfate technology project at Goldstrike. Interest costs incurred were in line with the same prior year period. For a further breakdown of finance costs/income, refer to note 11 to the consolidated financial statements.

Impairment Charges/Reversals

In first quarter 2015, impairment charges related to miscellaneous PP&E of $5 million were incurred compared to $12 million in the same prior year period. For a further breakdown of impairment charges, refer to note 10B to the consolidated financial statements.

Income Tax Expense

Income tax expense was $105 million in the first quarter 2015. The tax rate for income in first quarter 2015 was 54%. After adjusting for the impact of net currency translation losses on deferred tax balances, the impact of asset sales and non-hedge derivatives, and the impact of non-deductible foreign exchange losses, the underlying effective tax rate for ordinary income in the first quarter 2015 was 53%.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

Operating Segments Performance

Review of Operating Segments Performance

Barrick’s business is organized into sixteen individual mine sites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the Co-Presidents, review the operating results, assess performance and make capital allocation decisions at the mine site, Company and/or project level. Therefore, each individual mine site and Acacia are operating segments for financial reporting purposes. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into two “other” categories: (a) our remaining gold mines and (b) our two copper mines.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Starting January 1, 2015, we updated the allocation of our general and administration costs to individual mine sites to reflect the removal of all regional oversight and have the mine sites directly accountable for the cost of the functional services they require to run their business.

BARRICK FIRST QUARTER 2015	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Operations

	For the three months ended March 31
	2015				2014[1]
	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs ($/oz)	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs ($/oz)
Cortez	133	155	$816	$962	227	197	$393	$654
Goldstrike	207	199	584	876	262	282	577	759
Pueblo Viejo (60%)	135	134	510	675	159	172	463	600
Lagunas Norte	178	167	317	461	134	153	345	522
Veladero	149	168	572	991	158	139	583	814
Total Core Mines	802	823	$559	$799	940	943	$481	$678

Turquoise Ridge (75%)	49	45	$578	$709	54	57	$412	$526
Porgera (95%)	118	115	807	1,064	110	117	977	1,039
Kalgoorlie (50%)	59	60	959	1,271	78	90	823	1,014
Acacia (63.9%)[2]	116	110	783	1,117	118	111	756	1,131
Cowal	73	63	551	636	70	70	573	815
Hemlo	48	47	799	999	50	58	853	1,103
Round Mountain (50%)	42	39	1,106	1,233	43	46	814	958
Bald Mountain	52	49	587	999	24	21	911	1,727
Golden Sunlight	26	30	645	861	30	29	761	944
Ruby Hill	3	4	446	481	11	11	586	599
Total Continuing Operations	1,388	1,385	$641	$883	1,528	1,553	$595	$800

Kanowna	-	-	-	-	39	37	$641	$674
Pierina	2	-	-	-	2	6	-	-
Marigold (33%)	-	-	-	-	11	14	992	1,220
Plutonic	-	-	-	-	8	8	1,120	1,206
Total Divested/Closed Sites	2	-	-	-	60	65	$716	$795
Total Gold[3]	1,390	1,385	$641	$883	1,588	1,618	$600	$800
Total Consolidated Barrick	1,390	1,385	$642	$927	1,588	1,618	$587	$838

	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	C3 Cash Costs ($/lb)	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	C3 Cash Costs ($/lb)
Zaldívar	52	54	$1.77	$2.19	54	55	$1.68	$2.05
Lumwana	66	67	1.89	2.48	50	56	2.58	3.25
Total Copper	118	121	$1.84	$2.35	104	111	$2.11	$2.64

[1]	2014 cash costs per ounce for individual mine sites have been restated to exclude the impact of hedges.
[2]	Acacia presented on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter.
[3]	Total gold cash costs and all-in sustaining costs per ounce exclude the impact of hedges and/or costs allocated to non-operating sites.

BARRICK FIRST QUARTER 2015	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Cortez, Nevada USA

Summary of Operating Data		For the three months ended March 31
	2015	2014	% Change
Total tonnes mined (000s)	39,648	37,395	6%
Ore tonnes processed (000s)	5,157	7,133	(28%)
Average grade (grams/tonne)	1.01	1.40	(28%)
Gold produced (000s/oz)	133	227	(41%)
Gold sold (000s/oz)	155	197	(21%)
Cost of sales ($ millions)	$ 196	$ 129	52%
Cash costs (per oz)[1]	$ 816	$ 393	108%
All-in sustaining costs (per oz)[1]	$ 962	$ 654	47%
All-in costs (per oz)[1]	$ 1,043	$ 683	53%
Summary of Financial Data		For the three months ended March 31
	2015	2014	% Change
Segment EBIT ($ millions)	($ 9)	$ 119	(108%)
Segment EBITDA ($ millions)[1]	$ 61	$ 171	(64%)
Capital expenditures ($ millions)[2]	$ 33	$ 54	(39%)
Minesite sustaining	$ 21	$ 48	(56%)
Minesite expansion	$ 12	$ 6	100%

[1]	These are non-GAAP financial performance measures; for further information and a detailed reconciliation, please see pages 49 - 54 of this MD&A.
[2]	Amounts presented exclude capitalized interest.

Financial Results

Segment EBIT for first quarter 2015 was 108% lower than the same prior year period, primarily due to a significant reduction in sales volumes combined with a lower realized gold price.

In first quarter 2015, gold production of 133 thousand ounces was 41% lower than the same prior year period, as mining was concentrated in the Cortez Hills phase 4 which has been primarily low grade leach ore. The oxide mill feed is primarily from stockpiled lower grade Pipeline ore, whereas higher grade stockpiles were processed in the same prior year period.

Cost of sales for first quarter 2015 was 52% higher than the same prior year period, primarily due to the recognition of a $48 million inventory impairment charge in first quarter 2015 as a result of the mining of low grade ore combined with the impact of high depreciation base for the Cortez Hills open pit, and higher operating costs, due to lower capitalized stripping costs coming from Cortez Hills phase 4. This was partially offset by the impact of lower fuel costs and lower fuel consumption due to shorter hauls and productivity gains and a reduction in sales volumes. Cash costs were higher than the same prior year period, primarily due to higher operating costs as a result of lower capitalized stripping combined with the impact of lower sales volume on unit production costs. All-in sustaining costs for first quarter

2015 increased by $308 per ounce over the same prior year period due to higher cash costs, partially offset by a decrease in minesite sustaining capital expenditures. In first quarter 2015, capital expenditures decreased by 39% compared to the same prior year period. The decrease was primarily due to a reduction in minesite sustaining capital expenditures due to lower capitalized stripping costs.

We are committed to improving our cost structure, and in 2015 the focus will be on improving efficiency and reducing costs through several initiatives, including increased efficiency of open pit equipment, reduced administration staff and decreased diesel consumption. This has allowed us to mine more efficiently, but with the current lower grades, per ounce costs remain elevated. Once we move back into the higher grade areas of the mine, we expect to recognize significant savings on a per ounce basis.

In 2015, we continue to expect gold production to be in the range of 825 to 900 thousand ounces at cash costs of $560 to $610 per ounce and all-in sustaining costs of $760 to $835 per ounce. Production is expected to be higher in the second half of the year as the open pit transitions into higher grade material and the ramp-up of the thiosulfate circuit at Goldstrike allows for processing of existing Cortez stockpiles.

BARRICK FIRST QUARTER 2015	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Goldstrike, Nevada USA

Summary of Operating Data		For the three months ended March 31
	2015	2014	% Change
Total tonnes mined (000s)	20,629	20,452	1%
Ore tonnes processed (000s)	1,514	1,261	20%
Average grade (grams/tonne)	5.19	7.49	(31%)
Gold produced (000s/oz)	207	262	(21%)
Gold sold (000s/oz)	199	282	(29%)
Cost of sales ($ millions)	$ 149	$ 205	(27%)
Cash costs (per oz)	$ 584	$ 577	1%
All-in sustaining costs (per oz)	$ 876	$ 759	15%
All-in costs (per oz)	$ 1,021	$ 984	4%
Summary of Financial Data		For the three months ended March 31
	2015	2014	% Change
Segment EBIT ($ millions)	$ 86	$ 153	(44%)
Segment EBITDA ($ millions)	$ 118	$ 195	(39%)
Capital expenditures ($ millions)	$ 84	$ 111	(24%)
Minesite sustaining	$ 55	$ 48	15%
Minesite expansion	$ 29	$ 63	(54%)

Financial Results

Segment EBIT for first quarter 2015 was 44% lower than the same prior year period. The decrease was primarily due to a lower realized gold price combined with a 29% decrease in sales volume, partially offset by a decrease in open pit and underground mining costs.

In first quarter 2015, gold production of 207 thousand ounces was 21% lower than the same prior year period. The open pit is stripping the North Betze layback with minimal ore mined to date and underground production is similar to the same prior year period. The increase in tonnes processed and the decrease in recoveries are related to the commissioning of the thiosulfate circuit, which is running low grade stockpiles during the ramp up phase.

Cost of sales for first quarter 2015 was 27% lower than the same prior year period, primarily due to a decrease in open pit and underground mining costs resulting from a decrease in fuel costs and fuel consumption as a result of shorter hauls; lower contractor services costs due to the completion of an underground development project; and an increase in capitalized development costs due to the capitalization of the stripping costs related to the North Betze layback. Cash costs of $584 per ounce were in line with the same prior year period as the impact of the lower sales volume on unit production costs was offset by the decrease in cost of sales. All-in sustaining costs for first quarter 2015 increased by $117 per ounce compared to the same prior year period primarily due to an increase in minesite sustaining capital expenditures.

In first quarter 2015, capital expenditures decreased by 24% compared to the same prior year period. The decrease was primarily due to a decrease in minesite expansion capital expenditure as a result of a reduction in costs associated with the thiosulfate circuit as it nears completion.

We are committed to improving our cost structure, and in 2015 we are working towards improving operating performance and reducing costs through several initiatives, including enhanced integration between maintenance and supply chain, which is resulting in inventory optimizations, and also incremental improvements in underground contractor costs.

In 2015, we continue to expect gold production to be in the range of 1,000 to 1,150 thousand ounces at cash costs of $540 to $590 per ounce and all-in sustaining costs of $700 to $800 per ounce. Production will be largely weighted to the second half of the year as a result of the ramp up of the thiosulfate circuit.

BARRICK FIRST QUARTER 2015	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Pueblo Viejo, Dominican Republic

Summary of Operating Data		For the three months ended March 31
	2015	2014	% Change
Total tonnes mined (000s)	4,544	5,113	(11%)
Ore tonnes processed (000s)	1,116	981	14%
Average grade (grams/tonne)	4.30	5.52	(22%)
Gold produced (000s/oz)	135	159	(15%)
Gold sold (000s/oz)	134	172	(22%)
Cost of sales ($ millions)	$ 231	$ 223	4%
Cash costs (per oz)	$ 510	$ 463	10%
All-in sustaining costs (per oz)	$ 675	$ 600	13%
All-in costs (per oz)	$ 675	$ 600	13%
Summary of Financial Data		For the three months ended March 31
	2015	2014	% Change
Segment EBIT ($ millions)	$ 137	$ 183	(25%)
Segment EBITDA ($ millions)	$ 206	$ 237	(13%)
Capital expenditures ($ millions)	$ 20	$ 18	11%
Minesite sustaining	$ 20	$ 18	11%
Minesite expansion	-	-	-
Project capex	-	-	-

Financial Results

Segment EBIT for first quarter 2015 was 25% lower than the same prior year period, primarily due to a 22% decrease in sales volume combined with a lower realized gold price.

In first quarter 2015, gold production of 135 thousand ounces was 15% lower than the same prior year period, primarily due to lower ore grades and decreased recoveries. In 2015, ore was mined from the upper benches of Moore phase 2 with lower recoveries from that area. We have taken measures to improve recoveries and we anticipate that they will be in line with our original expectations for the remainder of 2015. The lower recoveries were partially offset by an increase in ore tonnes processed compared to the same prior year period.

Cost of sales for first quarter 2015 was 4% higher than the same prior year period, primarily due to increased maintenance costs due to the autoclave shutdown in February 2015 combined with an increase in the allocation of operating segment administration costs to the site. This was partially offset by lower fuel costs, lower royalty expense and an increase in capitalized stripping costs. Cash costs were 10% higher than the same prior year period primarily due to the impact of lower sales volume on unit production costs. All-in sustaining costs increased by $75 per ounce compared to the same prior year period due to the higher cash costs and slightly higher minesite sustaining capital expenditures.

In first quarter 2015, capital expenditures increased by 11% from the same prior year period primarily due to an increase in capitalized stripping costs.

We are committed to improving our cost structure, and in 2015 the focus will be on improving efficiency and reducing costs through several initiatives, including optimizing ore blending and increasing autoclave availability as well as optimizing our maintenance strategies.

In 2015, we continue to expect our equity share of gold production to be in the range of 625 to 675 thousand ounces at cash costs of $390 to $425 per ounce and all-in sustaining costs to be $540 to $590 per ounce. Production is expected to be stronger in the second half of the year as improved grades and higher recoveries are anticipated and higher throughput due to higher autoclave availability (two planned maintenance shutdowns in the first half and only one in the second half of the year.)

BARRICK FIRST QUARTER 2015	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Lagunas Norte, Peru

Summary of Operating Data		For the three months ended March 31
	2015	2014	% Change
Total tonnes mined (000s)	12,662	9,268	37%
Ore tonnes processed (000s)	5,649	5,524	2%
Average grade (grams/tonne)	1.18	0.90	31%
Gold produced (000s/oz)	178	134	33%
Gold sold (000s/oz)	167	153	9%
Cost of sales ($ millions)	$99	$ 71	39%
Cash costs (per oz)	$ 317	$ 345	(8%)
All-in sustaining costs (per oz)	$ 461	$ 522	(12%)
All-in costs (per oz)	$ 461	$ 522	(12%)
Summary of Financial Data		For the three months ended March 31
	2015	2014	% Change
Segment EBIT ($ millions)	$ 104	$ 127	(18%)
Segment EBITDA ($ millions)	$ 145	$ 142	2%
Capital expenditures ($ millions)	$ 13	$ 24	(46%)
Minesite sustaining	$ 13	$ 24	(46%)
Minesite expansion	-	-	-

Financial Results

Segment EBIT for first quarter 2015 decreased 18% from the same prior year period. The decrease was primarily due to a lower realized gold price combined with higher depreciation expense, partially offset by an increase in sales volume.

In first quarter 2015, gold production of 178 thousand ounces was 33% higher than the same prior year period. The increase in production was primarily due to the acceleration in the recovery of ounces as a result of the new leach pad and increased capacity provided by the carbon-in-circuit and Merrill-Crowe plants combined with higher processed grade and higher throughput due to increased crusher availability.

Cost of sales for first quarter 2015 was 39% higher than the same prior year period, primarily due to higher depreciation expense arising from the depreciation of the carbon-in-circuit plant and the new phase 5 leach pad and related facilities, which were both commissioned at the end of 2014. This was partially offset by a decrease in fuel costs. Cash costs were $28 per ounce lower than the same prior year period, primarily due to the impact of increased production levels on unit production costs. All-in sustaining costs decreased 12% from the same prior year period due to the lower cash costs combined with a decrease in minesite sustaining capital expenditures.

In first quarter 2015, capital expenditures decreased by 46% from the same prior year period, primarily due to completion in 2014 of the carbon-in-circuit plant and the new phase 5 leach pad and related facilities. Capital expenditures in the first quarter of 2015 mainly include the construction of phase 6 of the leach pad.

As part of our commitment towards continuous improvement of our cost structure, our focus in 2015 will be to improve efficiency and reduce costs through several initiatives, including increasing performance of the new carbon-in-circuit plant, reducing leach pad inventory, improving our maintenance strategy for mine fleet engines, and reducing cyanide consumption and general and administrative costs.

We continue to expect production to be in the range of 600 to 650 thousand ounces at cash costs of $375 to $425 per ounce and all-in sustaining costs of $675 to $725 per ounce.

BARRICK FIRST QUARTER 2015	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Veladero, Argentina

Summary of Operating Data		For the three months ended March 31
	2015	2014	% Change
Total tonnes mined (000s)	19,120	16,660	15%
Ore tonnes processed (000s)	7,180	6,785	6%
Average grade (grams/tonne)	0.78	0.94	(17%)
Gold produced (000s/oz)	149	158	(6%)
Gold sold (000s/oz)	168	139	21%
Cost of sales ($ millions)	$ 128	$ 120	7%
Cash costs (per oz)	$ 572	$ 583	(2%)
All-in sustaining costs (per oz)	$ 991	$ 814	22%
All-in costs (per oz)	$ 991	$ 814	22%
Summary of Financial Data		For the three months ended March 31
	2015	2014	% Change
Segment EBIT ($ millions)	$ 73	$ 58	26%
Segment EBITDA ($ millions)	$ 99	$ 88	13%
Capital expenditures ($ millions)	$ 68	$ 31	119%
Minesite sustaining	$ 68	$ 31	119%
Minesite expansion	-	-	-

Financial Results

Segment EBIT for first quarter 2015 was 26% higher than the same prior year period. The increase was primarily due to an increase in sales volume, partially offset by lower silver by-product credits and a lower realized gold price.

In first quarter 2015, gold production of 149 thousand ounces was 6% lower than the same prior year period primarily due to lower ore grades, partially offset by increased throughput due to improved primary crusher availability.

Cost of sales for first quarter 2015 was 7% higher than the same prior year period, primarily due to increased mining costs resulting from increased throughput and production, partially offset by lower cost on the rental of heavy equipment combined with lower fuel costs. Cash costs were $11 per ounce lower than the same prior year period primarily due to the impact of higher sales volume on unit production costs, partially offset by lower silver by-product credits. All-in sustaining costs increased 22% compared to the same prior year period, primarily due to an increase in minesite sustaining costs, partially offset by the lower cash costs.

In first quarter 2015, capital expenditures increased 119% compared to the same prior year period primarily due to an increase in minesite sustaining capital expenditures. The increase was a result of higher capitalized stripping costs and construction of the phase 4B leach pad expansion.

As part of our commitment to continuous cost improvement, we are working towards improving operating performance and reducing costs through improved maintenance and blasting activities, reduced contractor services costs and recovery of ounces from inventory through management of the leach pad.

In 2015, we continue to expect production to be in the range of 575 to 625 thousand ounces at cash costs of $600 to $650 per ounce and all-in sustaining costs to be $990 to $1,075 per ounce.

BARRICK FIRST QUARTER 2015	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Turquoise Ridge, Nevada USA

Summary of Operating Data		For the three months ended March 31
	2015	2014	% Change
Total tonnes mined (000s)	93	74	26%
Ore tonnes processed (000s)	84	86	(2%)
Average grade (grams/tonne)	19.59	21.21	(8%)
Gold produced (000s/oz)	49	54	(9%)
Gold sold (000s/oz)	45	57	(21%)
Cost of sales ($ millions)	$ 31	$ 27	15%
Cash costs (per oz)	$ 578	$ 412	40%
All-in sustaining costs (per oz)	$ 709	$ 526	35%
All-in costs (per oz)	$ 709	$ 526	35%
Summary of Financial Data		For the three months ended March 31
	2015	2014	% Change
Segment EBIT ($ millions)	$ 24	$ 46	(48%)
Segment EBITDA ($ millions)	$ 29	$ 50	(42%)
Capital expenditures ($ millions)	$ 6	$ 6	-
Minesite sustaining	$ 6	$ 6	-
Minesite expansion	-	-	-

Financial Results

Segment EBIT for first quarter 2015 was 48% lower than the same prior year period, primarily due to an increase in underground mining costs combined with a 21% reduction in sales volume and a lower realized gold price.

In first quarter 2015, gold production of 49 thousand ounces was 9% lower than the same prior year period, primarily due to the processing of lower grade ore. In first quarter 2015 we mined more ore tonnes and ounces resulting from increased productivity as we transitioned to fully mechanized topcuts, which will be processed in the second quarter.

Cost of sales for first quarter 2015 was 15% higher than the same prior year period, primarily due to an increase in labor costs, as we added manpower to support production growth, and higher maintenance costs due to the planned replacement of major components. Cash costs were $166 per ounce higher than the same prior year period. The increase was primarily due to the higher cost of sales combined with the impact of lower sales volume on unit production costs. All-in sustaining costs increased by 35% compared to the same prior year period due to the higher per ounce cash costs.

In first quarter 2015, capital expenditures were in line with the same prior year period.

As part of our commitment to continuous cost improvement, we are working towards improving operating performance and reducing costs through increased productivity, including an initiative to increase tonnage per foot mined by increasing mining dimensions.

In 2015, we continue to expect production to be in the range of 175 to 200 thousand ounces at cash costs of $570 to $600 per ounce and all-in sustaining costs of $875 to $925 per ounce.

BARRICK FIRST QUARTER 2015	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Porgera, Papua New Guinea

Summary of Operating Data		For the three months ended March 31
	2015	2014	% Change
Total tonnes mined (000s)	4,896	4,004	22%
Ore tonnes processed (000s)	1,288	1,267	2%
Average grade (grams/tonne)	3.32	3.03	10%
Gold produced (000s/oz)	118	110	7%
Gold sold (000s/oz)	115	117	(2%)
Cost of sales ($ millions)	$ 108	$ 134	(19%)
Cash costs (per oz)	$ 807	$ 977	(17%)
All-in sustaining costs (per oz)	$ 1,064	$ 1,039	2%
All-in costs (per oz)	$ 1,064	$ 1,039	2%
Summary of Financial Data		For the three months ended March 31
	2015	2014	% Change
Segment EBIT ($ millions)	$ 35	$ 16	119%
Segment EBITDA ($ millions)	$ 50	$ 38	32%
Capital expenditures ($ millions)	$ 28	$ 6	367%
Minesite sustaining	$ 28	$ 6	367%
Minesite expansion	-	-	-

Financial Results

Segment EBIT for first quarter 2015 was significantly higher than the same prior year period primarily due to a decrease in operating costs, partially offset by a lower realized gold price and a decrease in sales volume.

In first quarter 2015, gold production of 118 thousand ounces was 7% higher than the same prior year period. The increase in production was primarily due to higher head grade driven by the improved performance from both open pit and underground operations. Open pit tonnes and grade have increased in 2015 resulting from higher tonnes from stages 5A and 5C due to improved control over mud flow. Additionally, underground tonnes and grade have increased with improved development rates and maintenance availabilities across the underground fleet.

Cost of sales for first quarter 2015 was 19% lower than the same prior year period. The decrease was primarily due to lower operating costs as a result of a decrease in power and diesel costs, as well as an increase in capitalized stripping costs. Cash costs were $170 per ounce lower compared to the same prior year period, primarily due to the decrease in cost of sales combined with the impact of higher production levels on unit production costs. All-in sustaining costs were 2% higher than the same prior year period as an increase in mine site sustaining capital expenditures was partially offset by lower cash costs.

In first quarter 2015, capital expenditures increased 367% compared to the same prior year period. The increase was primarily due to a significant increase in capitalized stripping costs as a result of a change in the 2015 mine plan that increased open pit mining activity.

In 2015, we continue to expect gold production to be in the range of 500 to 550 thousand ounces at cash costs of $775 to $825 per ounce and all-in sustaining costs of $1,025 to $1,125 per ounce.

BARRICK FIRST QUARTER 2015	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Kalgoorlie, Australia

Summary of Operating Data		For the three months ended March 31
	2015	2014	% Change
Total tonnes mined (000s)	9,275	8,939	4%
Ore tonnes processed (000s)	1,144	1,484	(23%)
Average grade (grams/tonne)	1.86	1.90	(2%)
Gold produced (000s/oz)	59	78	(24%)
Gold sold (000s/oz)	60	90	(33%)
Cost of sales ($ millions)	$ 66	$ 85	(22%)
Cash costs (per oz)	$ 959	$ 823	17%
All-in sustaining costs (per oz)	$ 1,271	$ 1,014	25%
All-in costs (per oz)	$ 1,271	$ 1,014	25%
Summary of Financial Data		For the three months ended March 31
	2015	2014	% Change
Segment EBIT ($ millions)	$ 9	$ 29	(69%)
Segment EBITDA ($ millions)	$ 18	$ 40	(55%)
Capital expenditures ($ millions)	$ 17	$ 16	6%
Minesite sustaining	$ 17	$ 16	6%
Minesite expansion	-	-	-

Financial Results

Segment EBIT for first quarter 2015 was 69% lower than the same prior year period. The decrease was primarily due to a 33% reduction in sales volume combined with a lower realized gold price, partially offset by a decrease in operating costs.

In first quarter 2015, gold production of 59 thousand ounces was 24% lower than the same prior year period. The decrease was primarily due to increased maintenance time on the SAG mill and operational downtime as a result of issues relating to the conveyor and lube system.

Cost of sales for first quarter 2015 was 22% lower than the same prior year period primarily due to lower operating costs, resulting from a decrease in ore tonnes milled combined with lower fuel costs and the impact of the devaluation of the Australian dollar. Cash costs were $136 per ounce higher than the same prior year period primarily due to the impact of the lower sales volume on unit production costs combined with the an increase in operating segment administration costs allocated to the mine site. All-in sustaining costs increased by 25% compared to the same prior year period, primarily due to the higher per ounce cash costs.

In first quarter 2015, capital expenditures increased 6% compared to the same prior year period as higher capital expenditures associated with the emissions reduction program were partially offset by lower capitalized stripping costs.

In 2015, we continue to expect production to be in the range of 315 to 330 thousand ounces at cash costs of $775 to $800 per ounce and all-in sustaining costs of $915 to $940 per ounce

BARRICK FIRST QUARTER 2015	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Acacia Mining plc1, Africa

Summary of Operating Data		For the three months ended March 31
	2015	2014	% Change
Total tonnes mined (000s)	10,153	9,537	6%
Ore tonnes processed (000s)	2,075	1,845	12%
Average grade (grams/tonne)	3.10	3.20	(3%)
Gold produced (000s/oz)	182	168	8%
Gold sold (000s/oz)	172	159	8%
Cost of sales ($ millions)	$ 174	$ 162	7%
Cash costs (per oz)	$ 783	$ 756	4%
All-in sustaining costs (per oz)	$ 1,117	$ 1,131	(1%)
All-in costs (per oz)	$ 1,122	$ 1,227	(9%)
Summary of Financial Data		For the three months ended March 31
	2015	2014	% Change
Segment EBIT ($ millions)	$ 33	$ 46	(28%)
Segment EBITDA ($ millions)	$ 66	$ 76	(13%)
Capital expenditures ($ millions)	$ 41	$ 56	(27%)
Minesite sustaining	$ 40	$ 42	(5%)
Minesite expansion	$ 1	$ 14	(93%)

[1]	Formerly African Barrick Gold plc.

Financial Results

Segment EBIT for first quarter 2015 was 28% lower than the same prior year period. The decrease was primarily due to higher cost of sales combined with a lower realized gold price, partially offset by an increase in sales volume.

In first quarter 2015, gold production was 8% higher than the same prior year period primarily due to increased production across all sites. In first quarter 2015, production at North Mara increased by 10% over the same prior year period primarily due to increased throughput as a result of business improvement initiatives in the mining and milling areas, combined with higher grades from the Gokona and Nyambirama pits. Production at Bulyanhulu was 12% higher than the same prior year period primarily due to an increase in ore tonnes processed from the underground and from the processing of reclaimed tailings, partially offset by lower recoveries, due to the underperformance of the elution circuit, and lower grades from the processing of tonnes from the Upper East zone. Production at Buzwagi was in line with first quarter 2014 as increased recoveries resulting from process plant enhancements made in 2014 were offset by slightly lower grade.

Cost of sales for first quarter 2015 was 7% higher than the same prior year period primarily due to a decrease in capitalized stripping costs combined with an increase in contractor services costs, partially offset by lower labor costs as a result of headcount reductions and lower fuel costs. Cash costs were up 4% from the same prior year period, primarily due to the increase in cost of sales resulting from increased maintenance and contracted services costs at Bulyanhulu and lower capitalized stripping costs at Buzwagi. All-in sustaining costs decreased by 1% over the same prior year period reflecting the 5% decrease in minesite sustaining capital expenditures, partially offset by the higher cash costs.

In first quarter 2015, capital expenditures decreased by 27% from the same prior year period, primarily due to a reduction in minesite expansion capital expenditures. The decrease in expansion capital was primarily due to lower costs at Bulyanhulu relating to the CIL plant which was commissioned in fourth quarter 2014.

In 2015, we continue to expect Acacia’s gold production to be in the range of 480 to 510 thousand ounces (Barrick’s share) at cash costs of $695 to $725 per ounce and all-in sustaining costs of $1,050 to $1,100 per ounce.

BARRICK FIRST QUARTER 2015	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Other Mines - Copper, Zambia and Chile

Summary of Operating Data		For the three months ended March 31
	2015	2014	% Change
Copper produced (millions of lbs)	118	104	13%
Copper sold (millions of lbs)	121	111	9%
Cost of sales ($ millions)	$ 251	$ 258	(3%)
C1 cash costs (per lb)	$ 1.84	$ 2.11	(13%)
C3 fully allocated costs (per lb)	$ 2.35	$ 2.64	(11%)
Summary of Financial Data		For the three months ended March 31
	2015	2014	% Change
Segment EBIT ($ millions)	$ 15	$ 36	(58%)
Segment EBITDA ($ millions)	$ 52	$ 78	(33%)
Capital expenditures ($ millions)	$ 27	$ 68	(60%)
Minesite sustaining	$ 27	$ 62	(56%)
Minesite expansion	-	-	-
Project capex	-	$ 6	(100%)

Financial Results

Segment EBIT for first quarter 2015 was 58% lower than the same prior year period. The decrease was primarily due to a lower realized copper price, partially offset by a 9% increase in sales volume.

In first quarter 2015, copper production of 118 million pounds was 13% higher than the same prior year period. The increase was a result of higher production at Lumwana due to better operating conditions at the mine, as rainfall was less than in first quarter 2014, coupled with higher tonnes processed during the quarter as a result of realizing greater operational efficiencies. Production at Zaldívar was lower than the same prior year period due to flooding at the mine as a result of a severe rain event experienced at the end of first quarter 2015 which negatively impacted production.

Cost of sales for first quarter 2015 was 3% lower compared to the same prior year period. The decrease was primarily due to lower operating costs at Lumwana as a result of strengthened wet weather season planning coupled with realized cost efficiencies in mining and processing and lower depreciation expense resulting from the impairment charge taken in fourth quarter 2014. C1 cash costs of $1.84 per pound were 13% lower than the same prior year period, primarily due to the impact of increased sales volume and lower overall direct operating expenses. C3 fully allocated costs per pound were 11% lower than the same prior year period, reflecting the effect of the above factors on C1 cash costs, partially offset by an increased royalty rate at Lumwana from 6% to 20% in first quarter 2015.

In first quarter 2015, capital expenditures decreased by 60% compared to the same prior year period. The decrease was primarily due to lower minesite sustaining capital expenditures at both Zaldívar and at Lumwana. At Zaldívar the decrease is primarily due to lower capitalized stripping costs, while at Lumwana the decrease is due to the deferral of expenditures in anticipation of the suspension of operations.

On April 20, 2015, the Zambian government announced amendments to the country’s mining tax regime that would replace the recently adopted 20 percent gross royalty on open pit mines with a nine percent royalty, along with the reintroduction of a 30 percent corporate income tax and a 15 percent variable profits tax. Based on our initial analysis, this system would enable Lumwana to remain free cash flow positive at current copper prices. As a result, we will continue operations at Lumwana and have amended our operating guidance to reflect this change. In second quarter 2015 we will complete our analysis and evaluate the potential for a reversal of previous impairments recorded in fourth quarter 2014.

As a result of the decision to continue operations at Lumwana, we now expect copper production to be in the range of 480 to 520 million lbs and C3 fully allocated costs to be in the range of $2.35 to $2.65 per pound compared to our previous guidance ranges of 310 to 340 million lbs and $2.30 to $2.60 per pound, respectively. We continue to expect C1 cash costs of $1.75 to $2.00 per pound.

BARRICK FIRST QUARTER 2015	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

  FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios
($ millions, except ratios and share amounts)	As at March 31, 2015	As at December 31, 2014
Total cash and equivalents	$ 2,258	$ 2,699
Current assets	3,492	3,451
Non-current assets	27,767	27,729
Total Assets	$ 33,517	$ 33,879
Current liabilities excluding short-term debt	$ 2,029	$ 2,227
Non-current liabilities excluding long-term debt	5,796	5,709
Debt (current and long-term)	12,903	13,081
Total Liabilities	$ 20,728	$ 21,017
Total shareholders’ equity	10,185	10,247
Non-controlling interests	2,604	2,615
Total Equity	$ 12,789	$ 12,862
Total common shares outstanding (millions of shares)[1]	1,165	1,165
Key Financial Ratios:
Current ratio[2]	2.47:1	2.40:1
Debt-to-equity[3]	1.01:1	1.02:1
Debt-to-total capitalization[4]	0.38:1	0.39:1

[1]	Total common shares outstanding do not include 5.1 million stock options.

[2]	Represents current assets divided by current liabilities (including short-term debt) as at March 31, 2015 and December 31, 2014.

[3]	Represents debt divided by total shareholders’ equity (including minority interest) as at March 31, 2015 and December 31, 2014.

[4]	Represents debt divided by capital stock and debt as at March 31, 2015 and December 31, 2014.

Balance Sheet Review

Total assets were $33.5 billion at March 31, 2015, in line with total assets at December 31, 2014. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes and other government receivables, and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities at March 31, 2015 totaled $21 billion, consistent with total liabilities at December 31, 2014.

  Shareholders’ Equity

As at April 20, 2015	Number of shares
Common shares	1,164,669,708
Stock options	5,019,359

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

For first quarter 2015 other comprehensive income was a loss of $62 million on an after-tax basis. The loss reflected losses of $71 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, reclassification adjustments totaling $16 million for losses on hedge contracts designated for 2015 (or ineffective amounts) that were transferred to earnings or PPE in conjunction with the recognition of the related hedge exposure, $5 million of losses recorded as a result in changes in the fair value of investments

BARRICK FIRST QUARTER 2015	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

held during the quarter and $32 million in losses for currency translation adjustments, partially offset by $17 million of gains recorded as a result of realized changes in equity investments and $13 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at March 31, 2015 were unrealized pre-tax losses on currency, commodity and interest rate hedge contracts totaling $148 million, $36 million of which was the result of designating the majority of our fuel contracts as hedging instruments upon adopting IFRS 9. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next two years, including $21 million remaining in crystallized hedge losses related to our Australian dollar contracts that were settled in third quarter 2012 or closed out in the second half of 2013 and $16 million in crystallized hedge gains related to our silver contracts. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at March 31, 2015, our total debt was $12.9 billion (debt net of cash and equivalents was $10.6 billion) and our debt-to-equity ratio and debt-to-total capitalization ratios were 1.01:1 and 0.38:1, respectively. This compares to debt as at December 31, 2014 of $13.1 billion (debt net of cash and equivalents was $10.4 billion), and debt-to-equity and debt-to-total capitalization ratios of 1.02:1 and 0.39:1, respectively. We have attributable debt principal of less than $200 million maturing by the end of 2015 and less than $900 million due by the end of 2017 (refer to note 17B to the consolidated financial statements). Our $4.0 billion revolving credit facility (“2012 Credit Facility”) is fully undrawn and expires in January 2020.

[1]	Amounts exclude capital leases and include 60% of the Pueblo Viejo financing and 100% of the Acacia financing.

Our top priority is restoring a strong balance sheet and we have targeted a reduction in our net debt of at least $3 billion by the end of 2015. While our level of debt needs to come down, strong liquidity means the company can tackle its debt in a disciplined manner. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing); further non-core asset sales or joint ventures opportunities; and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt Baa2 (negative) and BBB- (stable), respectively after our credit rating was downgraded by S&P on March 2, 2015 to BBB- (stable), which is the lowest investment grade rating. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at April 27, 2015) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion. Barrick’s CTNW was $5.7 billion as at March 31, 2015.

BARRICK FIRST QUARTER 2015	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash and equivalents and cash flow

Total cash and cash equivalents as at March 31, 2015 were $2.3 billion1. Our cash position consists of a mix of term deposits, treasury bills and money market investments and is primarily denominated in US dollars.

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended March 31
	2015	2014
Operating inflows	$ 316	$ 585
Investing activities
Capital Expenditures[1]	$ (514)	$ (616)
Divestitures	2	80
Other	44	20
Total investing outflows	$ (468)	$ (516)
Financing activities
Net change in debt	$ (182)	$ 58
Dividends	(58)	(58)
Proceeds from divestment of 10% of issued ordinary share capital of Acacia	-	186
Other	(43)	2
Total financing (outflows) inflows	$ (283)	$ 188
Effect of exchange rate	(6)	(5)
Increase/(decrease) in cash and equivalents	($ 441)	$ 252

[1]	The amounts include capitalized interest of $9 million for the three months ended March 31, 2015 (2014: $7 million).

In first quarter 2015, we generated $316 million in operating cash flow, compared to $585 million of operating cash flow in the same prior year period. The decrease in operating cash flow primarily reflects lower net earnings, primarily due to lower realized gold and copper prices and lower gold sales volume, partially offset by an increase in copper sales volume. Operating cash flow is expected to be stronger in the second half of 2015 as operational performance is expected to improve through higher production and lower cash costs. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The principal uses of operating cash flow are to fund our capital expenditures, interest and dividend payments.

[1]	Includes $417 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

Cash used in investing activities in first quarter 2015 amounted to $468 million compared to $516 million in the same prior year period. The decrease of $48 million from first quarter 2014 is primarily due to a decrease in capital expenditures, partially offset by lower proceeds from divestitures as we completed the sale of two of our Australian mines in first quarter 2014. In first quarter 2015, capital expenditures on a cash basis were $514 million compared to $616 million in first quarter 2014. The decrease of $102 million is primarily due to a decrease in project capital expenditures due to the ramp down in construction activities at Pascua-Lama that commenced in first quarter 2014, combined with a decrease in minesite development capital due to a reduction in capitalized stripping costs. This was partially offset by an increase in minesite sustaining capital expenditures due to an increase in spending at Veladero relating to the phase 4B leach pad expansion.

Net financing cash outflows for first quarter 2015 amounted to $283 million, compared to $188 million of cash inflows in the same prior year period. The net financing cash outflows for first quarter 2015 primarily consist of $182 million of debt repayments and $58 million of dividend payments. The net financing cash inflows for first quarter 2014 primarily consist of $186 million in proceeds from the divestment of 10% of our share ownership in Acacia, partially offset by $58 million of dividend payments.

BARRICK FIRST QUARTER 2015	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Summary of Financial Instruments

As at March 31, 2015
Financial Instrument	Principal/Notional Amount			Associated Risks
				● Interest rate
Cash and equivalents		$ 2,258	million	● Credit
				● Credit
Accounts receivable		$ 416	million	● Market
				● Market
Other investments		$ 13	million	● Liquidity
Accounts payable		$ 1,506	million	● Liquidity
Debt		$ 13,005	million	● Interest rate
Restricted share units		$ 37	million	● Market
Deferred share units		$ 3	million	● Market
	CAD	180	million	● Market/liquidity
	CLP	76,500	million	● Credit
	AUD	373	million	● Interest rate
Derivative instruments - currency contracts	ZAR	296	million
				● Market/liquidity
				● Credit
Derivative instruments - copper contracts		2	million lbs	● Interest rate
				● Market/liquidity
				● Credit
Derivative instruments - energy contracts	Diesel	8	million bbls	● Interest rate

Derivative instruments - interest rate contracts	Receive float interest rate swaps	$ 142	million	● Market/liquidity

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 21 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations

BARRICK FIRST QUARTER 2015	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Contractual Obligations and Commitments

	Payments due As at March 31, 2015
($ millions)	2015[1]	2016	2017	2018	2019	2020 and thereafter	Total
Debt[2]
Repayment of principal	$ 154	$ 660	$ 124	$ 873	$ 871	$ 9,985	$ 12,667
Capital leases	58	65	62	56	42	55	338
Interest	600	651	630	620	549	6,443	9,493
Provisions for environmental rehabilitation[3]	95	111	70	77	127	2,034	2,514
Operating leases	46	55	54	54	45	65	319
Restricted share units	16	5	13	3	-	-	37
Pension benefits and other post-retirement benefits	17	22	22	22	22	433	538
Derivative liabilities[4]	155	107	39	18	1	-	320
Purchase obligations for supplies and consumables[5]	472	292	198	133	119	263	1,477
Capital commitments[6]	74	9	5	5	4	7	104
Social development costs[7]	68	73	8	9	9	67	234
Total	$ 1,755	$ 2,050	$ 1,225	$ 1,870	$ 1,789	$ 19,352	$ 28,041

[1]	Represents the obligations and commitments for the remainder of the year.

[2]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60 per cent of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2015. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.

[4]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 17C to the consolidated financial statements. Payments related to derivative contracts may be subject to change given variable market conditions.

[5]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.

[6]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.

[7]	Social Development Costs – Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $119 million, expected to be paid over the period 2015-2016.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2014 annual MD&A.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures under the new organizational structure and may make modifications from time to time as considered necessary.

BARRICK FIRST QUARTER 2015	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

  REVIEW OF QUARTERLY RESULTS

  Quarterly Information1

	2015		2014				2013
($ millions, except where indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$ 2,245	$ 2,510	$ 2,598	$ 2,432	$ 2,647	$ 2,942	$ 2,985	$ 3,201
Realized price per ounce – gold[2]	1,219	1,204	1,285	1,289	1,285	1,272	1,323	1,411
Realized price per pound – copper[2]	2.55	2.91	3.09	3.17	3.03	3.34	3.40	3.28
Cost of sales	1,708	1,799	1,642	1,590	1,719	1,853	1,788	1,832
Net earnings (loss)	57	(2,851)	125	(269)	88	(2,830)	172	(8,555)
Per share (dollars)[2,3]	0.05	(2.45)	0.11	(0.23)	0.08	(2.61)	0.17	(8.55)
Adjusted net earnings[2]	62	174	222	159	238	406	577	663
Per share (dollars)[2,3]	0.05	0.15	0.19	0.14	0.20	0.37	0.58	0.66
Operating cash flow	316	371	852	488	585	1,016	1,231	907
Adjusted operating cash flow[2]	$ 316	$ 371	$ 852	$ 488	$ 585	$ 1,085	$ 1,300	$ 815

[1]	Sum of all the quarters may not add up to the annual total due to rounding.

[2]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[3]

Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 49 - 54 of this MD&A.

Our recent financial results reflect a trend of declining spot gold prices, and as a result of an emphasis on cost control and maximizing free cash flow, costs have also decreased. Our adjusted net earnings and adjusted operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. In fourth quarter 2014, we recorded asset and goodwill impairments of $2.8 billion (net of tax effects and non-controlling interests), primarily at Lumwana, Zaldívar and Cerro Casale. The net loss in second quarter 2014 reflected asset and goodwill impairment charges of $514 million relating to Jabal Sayid as a result of classifying the project as held for sale. In fourth quarter 2013, we recorded asset and goodwill impairment charges totaling $2.8 billion (net of tax effects and non-controlling interests), primarily at Pascua-Lama, Porgera, Veladero and goodwill related to our Australia Pacific segment. The net loss in second quarter 2013 reflected asset and goodwill impairment charges totaling $8.7 billion (net of tax and non-controlling interest effects), primarily at Pascua-Lama, Buzwagi, Jabal Sayid and goodwill related to our global copper, Australia Pacific and Capital Projects segments.

BARRICK FIRST QUARTER 2015	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and determination of our critical accounting estimates and significant accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates and policies in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of our most recent Annual Consolidated Financial Statements. A summary of current and future accounting policy changes is disclosed in notes 2B and 2C of the accompanying interim consolidated financial statements, respectively, including our early adoption of IFRS 9 Financial Instruments in this interim period.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the Annual Consolidated Financial Statements and an update is provided in note 3 of the accompanying interim consolidated financial statements.

Accounting for impairment of non-current assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. No potential indicators of impairment at our operating segment level were identified in first quarter 2015. Based on the results of our last impairment test performed in fourth quarter 2014, the carrying value of the CGUs that are most sensitive to the change in sales prices used in the annual test are:

As at March 31, 2015	Carrying value
Cortez[1]	$3,872
Zaldívar[1,2]	2,434
Pascua-Lama[2]	1,211
Veladero[1]	830
Porgera[1,2]	618
Bald Mountain[2]	534
Cerro Casale[2]	514
Round Mountain[2]	146

[1]	Carrying value includes goodwill.
[2]	These CGUs have been impaired or had an impairment reversal in 2014 and therefore their fair value approximates carrying value.

As disclosed on page 25, the Zambian government announced amendments to the country’s mining tax regime. In second quarter 2015 we will complete our analysis and evaluate the potential for a reversal of previous impairments recorded in fourth quarter 2014.

BARRICK FIRST QUARTER 2015	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the Non-GAAP Financial Performance Measures in our 2014 annual MD&A. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Starting with this MD&A, we have amended our calculation of cash costs to exclude hedge gains/losses in the individual mine site figures. Hedge gains/losses will be included in the consolidated company cash costs, but are not allocated because hedging is done at a corporate level and not within the control of the mine site. Comparative figures have been restated to reflect this change.

Also starting with this MD&A, we have begun including costs that were formerly part of operating segment administration costs in cash costs. This was done to reflect the change in our operating structure that occurred at the end of 2014 to remove all regional oversight and have the mine sites directly accountable for the cost of the functional services they require to run their business.

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Net Earnings per Share1

($ millions, except per share amounts in dollars)	For the three months ended March 31
	2015	2014
Net earnings (loss) attributable to equity holders of the Company	$ 57	$ 88

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	3	11

Acquisition/disposition (gains)/losses	(22)	1

Foreign currency translation (gains)/losses	6	113

Other expense adjustments	18	43

Unrealized losses/(gains) on non-hedge derivative instruments	-	(18)

Adjusted net earnings	$ 62	$ 238

Net earnings (loss) per share[2]	$0.05	$0.08

Adjusted net earnings per share[2]	$0.05	$0.20

[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Reconciliation of Operating Cash Flow to Free Cash Flow

($ millions)	For the three months ended March 31
	2015	2014

Operating cash flow	$ 316	$ 585

Capital expenditures	(514)	(616)

Free cash flow	($ 198)	($ 31)

BARRICK FIRST QUARTER 2015	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

($ millions, except per ounce information in dollars)		For the three months ended March 31
	Reference	2015	2014
Cost of sales	A	$ 1,424	$ 1,444
Cost of sales applicable to non-controlling interests[1]	B	(158)	(130)
Cost of sales applicable to power sales	C	(13)	(13)
Other metal sales	D	(39)	(32)
Realized non-hedge gains/losses on fuel hedges	E	-	(4)
Treatment and refinement charges	F	3	1
Total production costs		$ 1,217	$ 1,266
Depreciation	G	($ 328)	($ 316)
Cash Costs		$ 889	$ 950
General & administrative costs	H	55	87
Rehabilitation - accretion and amortization (operating sites)	I	35	35
Mine on-site exploration and evaluation costs	J	6	2
Mine development expenditures[2]	K	166	189
Sustaining capital expenditures[2]	K	133	93
All-in sustaining costs		$ 1,284	$ 1,356
Community relations costs not related to current operations	L	3	5
Rehabilitation - accretion and amortization not related to current operations	I	2	3
Exploration and evaluation costs (non-sustaining)	J	35	28
Non-sustaining capital expenditures[2]
Pascua-Lama	K	4	43
Cortez	K	12	6
Goldstrike thiosulfate project	K	29	63
Bulyanhulu CIL	K	1	10
Hemlo	K	37	-
Other	K	11	3
All-in costs		$ 1,418	$ 1,517
Ounces sold - consolidated basis (000s ounces)		1,584	1,772
Ounces sold - non-controlling interest (000s ounces)[1]		(199)	(154)
Ounces sold - equity basis (000s ounces)		1,385	1,618
Total production costs per ounce[3]		$ 879	$ 782
Cash costs per ounce[3]		$ 642	$ 587
Cash costs per ounce (on a co-product basis)[3,4]		$ 671	$ 610
All-in sustaining costs per ounce[3]		$ 927	$ 838
All-in sustaining costs per ounce (on a co-product basis)[3,4]		$ 956	$ 861
All-in costs per ounce[3]		$ 1,024	$ 938
All-in costs per ounce (on a co-product basis)[3,4]		$ 1,053	$ 961

[1]	Relates to interest in Pueblo Viejo and Acacia held by outside shareholders.
[2]	Amounts represent our share of capital expenditures.
[3]	Total production costs, cash costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[4]

Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by-product of our gold production.

BARRICK FIRST QUARTER 2015	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the three months ended March 31

		2015	2014

	References

A	Cost of sales - gold

	Cost of sales (statement of income)	$ 1,708	$ 1,719

	Less: cost of sales - copper	(251)	(255)

	Direct mining, royalties and community relations (Note 5)	214	216

	Depreciation (Note 5)	37	42

	Hedge gains	-	(3)

	Less: cost of sales - non-operating sites	(2)	(2)

	Less: cost of sales - corporate	(31)	(18)

	Total Cost of Sales - Gold	$ 1,424	1,444

B	Cost of sales applicable to non-controlling interests

	Cost of sales applicable to Acacia (Note 5)

	Direct mining, royalties and community relations	$ 141	$ 132

	Depreciation	33	30

	Total related to Acacia	$ 174	$ 162

	Portion attributable to non-controlling interest	$ 61	$ 46

	Cost of sales applicable to Pueblo Viejo (Note 5)

	Direct mining, royalties and community relations (including hedges)	$ 162	$ 169

	Depreciation	69	54

	Total related to Pueblo Viejo	$ 231	$ 223

	Portion attributable to non-controlling interest	$97	$84

	Cost of sales applicable to non-controlling interests	$ 158	$ 130

C	Cost of sales applicable to power sales

	Equal to the cost of sales related to power sales from our Pueblo Viejo mine that are included in consolidated costs of sales but excluded from cash costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

	By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (Note 6). By product revenues from metals produced net of copper and non-controlling interest for the three months ended March 31, 2015 were $23 million (2014: $22 million).

E	Realized non-hedge gains/losses on fuel hedges

	Fuel hedge (gains)/losses (Note 17D)	$-	($ 14)

	Less: unrealized (gains)/losses	-	10

	Realized non-hedge (gains)/losses on fuel hedges[1]	$-	($ 4)

	[1] In 2015, these amounts are included in cost of sales.

F	Treatment and refinement charges

	Treatment and refinement charges, which are recorded against concentrate revenues, for the three months ended March 31, 2015 were $3 million (2013: $1 million).

BARRICK FIRST QUARTER 2015	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the three months ended March 31
		2015	2014

G	Depreciation - gold

	Depreciation (Note 7)	$ 421	$ 402

	Less: copper depreciation (Note 5)	(37)	(42)

	Less: NCI portion	(45)	(28)

	Less: Depreciation - corporate assets	(11)	(16)

	Total depreciation - gold	$ 328	$ 316

H	General & administrative costs

	Total general & administrative costs (statement of income)	$ 67	$ 103

	Less: non-gold and non-operating general & administrative costs	(7)	(13)

	Less: NCI portion	(4)	(3)

	Add: World Gold Council fees	-	1

	Less: non-recurring items[1]	(1)	(1)

	Total general & administrative costs	$ 55	$ 87

I	Rehabilitation - accretion and amortization

	Includes depreciation (Note 7) on the assets related to rehabilitation provisions of our gold operations of $23 million for the three months ended March 31, 2015 (2014: $19 million) and accretion (Note 12) on the rehabilitation provision of our gold operations of $14 million for the three months ended March 31, 2015, respectively (2014: $19 million).

J	Exploration and evaluation costs

	Exploration and evaluation costs (Note 8)	$ 45	$ 32

	Less: exploration and evaluation costs - non-gold & NCI	(4)	(2)

	Total exploration and evaluation costs - gold	$ 41	$ 30

	Exploration & evaluation costs (sustaining)	6	2

	Exploration and evaluation costs (non-sustaining)	35	28

	Total exploration and evaluation costs - gold	$ 41	$ 30

K	Capital expenditures

	Gold segments (Note 5)	$ 423	$ 396

	Pascua-Lama operating unit (Note 5)	4	43

	Other gold projects	2	2

	Capital expenditures - gold	$ 429	$ 441

	Less: NCI portion	(27)	(27)

	Less: capitalized interest (Note 11)	(9)	(7)

	Total capital expenditures - gold	$ 393	$ 407

	Mine development expenditures	166	189

	Sustaining capital expenditures	133	93

	Non-sustaining capital expenditures	94	125

	Total capital expenditures - gold	$ 393	$ 407

L	Community relations costs

	Community relations costs (Note 7)	$ 11	$ 14

	Less: community relations costs relating to current operations	(8)	(9)

	Community relations costs not related to current operations	$ 3	$ 5

BARRICK FIRST QUARTER 2015	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and C3 fully allocated costs per pound

($ millions, except per pound information in dollars)	For the three months ended March 31
	2015	2014
Cost of sales	$ 251	$ 255
Depreciation/amortization	(37)	(42)
Treatment and refinement charges	42	33
Less: royalties	(34)	(11)
Non-routine charges	-	1
Other	1	(3)
C1 cash cost of sales	$ 223	$ 233
Depreciation/amortization	37	42
Royalties	34	11
Non-routine charges	-	(1)
Other expense (income)	(8)	7
C3 fully allocated cost of sales	$ 286	$ 292
Pounds sold - consolidated basis (millions pounds)	121	111
C1 cash cost per pound[1]	$ 1.84	$ 2.11
C3 fully allocated cost per pound[1]	$ 2.35	$ 2.64

[1]	C1 cash costs per pound and C3 fully allocated costs may not calculate based on amounts presented in this table due to rounding.

EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the three months ended March 31
	2015	2014

Net earnings (loss)	$ 89	$ 127

Income tax expense	$ 105	289

Finance costs	$ 180	180

Finance income	$ (2)	(3)

Depreciation	$ 421	402

EBITDA	$ 793	$ 995

Impairment charges	$ 5	12

Adjusted EBITDA	$ 798	$ 1,007

Reported as:

Cortez	$ 61	$ 171

Goldstrike	$ 118	$ 195

Pueblo Viejo	$ 206	$ 237

Lagunas Norte	$ 145	$ 142

Veladero	$ 99	$ 88

Turquoise Ridge	$ 29	$ 50

Porgera	$ 50	$ 38

Kalgoorlie	$ 18	$ 40

Acacia	$ 66	$ 76

Copper	52	78

Other	(46)	(108)

Impairment charges	(5)	(12)

EBITDA	$ 793	$ 995

Impairment charges	$ 5	$ 12

Adjusted EBITDA	$ 798	$ 1,007

BARRICK FIRST QUARTER 2015	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended March 31

($ millions, except per ounce/pound information in dollars)	Gold		Copper

	2015	2014	2015	2014

Sales	$ 1,919	$ 2,279	$ 267	$ 305

Sales applicable to non-controlling interests	(243)	(211)	-	-

Realized non-hedge gold/copper derivative (losses) gains	-	-	-	(3)

Treatment and refinement charges	3	1	42	33

Export duties	10	10	-	-

Revenues - as adjusted	$ 1,689	$ 2,079	$ 309	$ 335

Ounces/pounds sold (000s ounces/millions pounds)	1,385	1,618	121	111

Realized gold/copper price per ounce/pound[1]	$ 1,219	$ 1,285	$ 2.55	$ 3.03

[1]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2015	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,
	2015	2014

Revenue (notes 5 and 6)	$2,245	$2,647
Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,708	1,719

General and administrative expenses	67	103

Exploration, evaluation and project expenses (note 8)	86	100

Impairment charges (note 10B)	5	12

(Gain) loss on currency translation	(2)	79

Closed mine rehabilitation	8	22

Loss (gain) on non-hedge derivatives (note 17D)	3	(21)

Other (income) expense (note 10A)	(18)	19
Income before finance items and income taxes	$388	$614

Finance items

Finance income	2	3

Finance costs (note 11)	(196)	(201)

Income before income taxes	$194	$416

Income tax expense (note 12)	(105)	(289)

Net income	$89	$127

Attributable to:

Equity holders of Barrick Gold Corporation	$57	$88

Non-controlling interests (note 20)	$32	$39

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 9)

Net income

Basic	$0.05	$0.08

Diluted	$0.05	$0.08

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2015	55	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,
	2015	2014
Net income	$ 89	$ 127

Other comprehensive income (loss), net of taxes

Movement in equity investments fair value reserve:
Net unrealized change on equity investments, net of tax $nil and $nil	(5)	17
Net realized change on equity investments, net of tax $nil and $nil	17	4
Impairment losses on equity investments, net of tax $nil and $nil	-	2

Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $14 and $4	(57)	17
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax ($1) and ($2)	15	(25)
Currency translation adjustments, net of tax $nil and $nil	(32)	3
Total other comprehensive income (loss)	(62)	18
Total comprehensive income	$ 27	$ 145
Attributable to:
Equity holders of Barrick Gold Corporation	$ (5)	$ 106

Non-controlling interests	$ 32	$ 39

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2015	56	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,
	2015	2014
OPERATING ACTIVITIES
Net income	$89	$127
Adjusted for the following items:
Depreciation	421	402
Finance costs	196	201
Impairment charges (note 10B)	5	12
Income tax expense (note 12)	105	289
(Increase) decrease in inventory	(24)	42
Loss (gain) on non-hedge derivatives	3	(21)
Gain on sale of long-lived assets	(24)	(1)
Other operating activities (note 13A)	(209)	(241)
Operating cash flows before interest and income taxes	562	810
Interest paid	(75)	(76)
Income taxes paid	(171)	(149)
Net cash provided by operating activities	316	585
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(514)	(616)
Sales proceeds	12	35
Divestitures	2	80
Investments sales	33	25
Other investing activities (note 13B)	(1)	(40)
Net cash used in investing activities	(468)	(516)
FINANCING ACTIVITIES
Proceeds from divestment of 10% of issued ordinary share capital of Acacia	-	186
Debt
Proceeds	2	133
Repayments	(184)	(75)
Dividends	(58)	(58)
Funding from non-controlling interests	1	2
Disbursements to non-controlling interests	(44)	-
Net cash (used in) provided by financing activities	(283)	188
Effect of exchange rate changes on cash and equivalents	(6)	(5)
Net (decrease) increase in cash and equivalents	(441)	252
Cash and equivalents excluding assets classified as held for sale at the beginning of period	2,699	2,404
Add: cash and equivalents of assets classified as held for sale at the beginning of period	-	20
Cash and equivalents at the end of period	$2,258	$2,676
Less: cash and equivalents of assets classified as held for sale at the end of period	-	4
Cash and equivalents excluding assets classified as held for sale at the end of period	$2,258	$2,672

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2015	57	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation
(in millions of United States dollars) (Unaudited)	As at March 31,	As at December 31,
	2015	2014
ASSETS
Current assets
Cash and equivalents (note 17A)	$2,258	$2,699
Accounts receivable	416	418
Inventories (note 15)	2,710	2,722
Other current assets	366	311
Total current assets	$5,750	$6,150
Non-current assets
Equity in investees (note 14)	207	206
Other investments	13	35
Property, plant and equipment (note 16)	19,281	19,193
Goodwill	4,426	4,426
Intangible assets	306	308
Deferred income tax assets	683	674
Non-current portion of inventory (note 15)	1,664	1,684
Other assets	1,187	1,203
Total assets	$33,517	$33,879
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,506	$1,653
Debt (note 17B)	298	333
Current income tax liabilities	29	84
Other current liabilities	494	490
Total current liabilities	$2,327	$2,560
Non-current liabilities
Debt (note 17B)	12,605	12,748
Provisions	2,618	2,561
Deferred income tax liabilities	2,033	2,036
Other liabilities	1,145	1,112
Total liabilities	$20,728	$21,017
Equity
Capital stock (note 19)	20,865	20,864
Deficit	(10,641)	(10,739)
Accumulated other comprehensive loss	(360)	(199)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	$10,185	$10,247
Non-controlling interests (note 20)	2,604	2,615
Total equity	$12,789	$12,862
Contingencies and commitments (notes 15, 16 and 21)
Total liabilities and equity	$33,517	$33,879

 The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2015	58	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At December 31, 2014	1,164,670	$20,864	$(10,739)	$(199)	$321	$10,247	$2,615	$12,862
Impact of adopting IFRS 9 on January 1, 2015 (note 2B)	-	-	99	(99)	-	-	-	-
At January 1, 2015 (restated)	1,164,670	$20,864	$(10,640)	$(298)	$321	$10,247	$2,615	$12,862
Net income	-	-	57	-	-	57	32	89
Total other comprehensive loss	-	-	-	(62)	-	(62)	-	(62)
Total comprehensive (loss) income	-	-	57	(62)	-	(5)	32	27
Transactions with owners
Dividends	-	-	(58)	-	-	(58)	-	(58)
Recognition of stock option expense	-	1	-	-	-	1	-	1
Funding from non-controlling interests	-	-	-	-	-	-	1	1
Other decrease in non-controlling interest	-	-	-	-	-	-	(44)	(44)
Total transactions with owners	-	1	(58)	-	-	(57)	(43)	(100)
At March 31, 2015	1,164,670	$20,865	$(10,641)	$(360)	$321	$10,185	$2,604	$12,789

At January 1, 2014	1,164,652	$20,869	$(7,581)	$(69)	$314	$13,533	$2,468	$16,001
Net income	-	-	88	-	-	88	39	127
Total other comprehensive income	-	-	-	18	-	18	-	18
Total comprehensive income	-	-	88	18	-	106	39	145
Transactions with owners
Dividends	-	-	(58)	-	-	(58)	-	(58)
Issued on exercise of stock options	18	-	-	-	-	-	-	-
Recognized on divestment of 10% of Acacia	-	-	-	-	7	7	179	186
Other increase in non-controlling interests	-	-	-	-	-	-	2	2
Total transactions with owners	18	-	(58)	-	7	(51)	181	130
At March 31, 2014	1,164,670	$20,869	$(7,551)	$(51)	$321	$13,588	$2,688	$16,276

1 Includes cumulative translation losses at March 31, 2015: $154 million (March 31, 2014: losses of $79 million).

2 Includes additional paid-in capital as at March 31, 2015: $283 million (December 31, 2014: $283 million; March 31, 2014: $283 million) and convertible borrowings - equity component as at March 31, 2015: $38 million (December 31, 2014: $38 million; March 31, 2014: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2015	59	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation.    Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, JPY, PGK, SAR, TZS, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Japanese yen, Papua New Guinea kina, Saudi riyal, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, Argentina, Australia, Dominican Republic and Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business contains producing copper mines located in Chile and Zambia and a mine under construction in Saudi Arabia. We also have projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2014, and have been consistently applied in the preparation of these interim financial statements except for note 2J, “Other Investments”, which as a result of the adoption of IFRS 9 in the current interim period has been replaced with the following: Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as Fair Value through Other Comprehensive Income (“FVOCI”) using the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments (referred to as “Other Investments”) are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. These interim consolidated financial statements were authorized for issuance by the Board of Directors on April 27, 2015.

B)	New Accounting Standards Effective in 2015

Impact of Adoption of IFRS 9 (2014)

We have early adopted all of the requirements of IFRS 9 Financial Instruments 2014 (“IFRS 9”) as of January 1, 2015. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the company’s financial statements.

IFRS 9 changes the requirements for hedge effectiveness and, consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the ‘hedged ratio’ to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

As a result of the early adoption of IFRS 9, we have changed our accounting policy for financial instruments retrospectively, except as described below. The change did not result in a change in carrying value of any of our financial instruments on transition date. The two main areas of change are the accounting for a) equity securities previously classified as available for sale and b) derivative

BARRICK FIRST QUARTER 2015	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

instruments, which includes the accounting for hedging relationships that now qualify for hedge accounting and the exclusion of the time value component of options from hedging instruments.

a)	Impact of adoption on the accounting for equity securities previously designated as available for sale

The revised policy on the accounting for Other Investments, which represent equity securities previously designated as available for sale, is described in note 2A). The adjustment to opening retained earnings on January 1, 2015 was $95 million with a corresponding adjustment to accumulated other comprehensive income. There was no impact on net income for the quarter.

b)	Impact of adoption on accounting for derivative instruments

We have reassessed all of our existing hedging relationships that qualified for hedge accounting under IAS 39 upon adoption of IFRS 9 and these have continued to qualify for hedge accounting under IFRS 9. We have also reassessed economic hedges that did not qualify for hedge accounting under IAS 39. IFRS 9 has enabled us to apply hedge accounting for most of our fuel positions, thus reducing the volatility of reported net income. These positions previously did not qualify for hedge accounting since component hedging was not permitted under IAS 39. We have applied these changes prospectively from January 1, 2015.

Under IFRS 9, we also began separating the intrinsic value and time value of option contracts and designating only the change in intrinsic value as the hedging instrument. IFRS 9 does not require restatement of comparatives. However, we have reflected the retrospective impact of the adoption of IFRS 9 relating to the change in accounting for time value of option contracts as an adjustment to opening retained earnings. The adjustment to opening retained earnings on January 1, 2015 was $4 million with a corresponding adjustment to accumulated other comprehensive income. There was no impact on net income.

We recognize a financial asset or a financial liability when we become a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value and are derecognized either when we have transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire.

We classify and measure financial assets (excluding derivatives) on initial recognition as described below:

•

Cash and equivalents and restricted cash include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days. All of these are classified as financial assets at fair value through profit or loss and are measured at fair value. Unrealized gains or losses related to changes in fair value are reported in income;

•	Trade and other receivables are classified as and measured at amortized cost using the effective interest method, less impairment allowance, if any;
•

Equity instruments are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the settlement date, net of transaction costs. Future changes in fair value are recognized in other comprehensive income and are not recycled into income.

Financial liabilities (excluding derivatives) are derecognized when the obligation specified in the contract is discharged, cancelled or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since we do not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities.

C)	New Accounting Standards Issued But Not Yet Effective

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier application permitted. We are currently assessing the impact on our consolidated financial statements along with the planned timing of our adoption of IFRS 15.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed annual consolidated financial statements for the year ended December 31, 2014. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 27 of the 2014 annual consolidated financial statements.

A)	Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of the proven and

BARRICK FIRST QUARTER 2015	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

probable reserves and the portion of resources expected to be extracted economically for each mineral property. We prospectively revise calculations of depreciation of property, plant and equipment and also transfer amounts allocated to non-depreciable mining interest to mining interest subject to depreciation based on the ounces/pounds that have become probable of being economically extracted. The effect of changes in the proven and probable reserves and the portion of resources expected to be extracted economically on depreciation expense for the three months ended March 31, 2015 was an increase of $95 million (2014: $45 million increase). The effect of transfers to mining interest subject to depreciation on depreciation expense for the three months ended March 31, 2015 was an increase of $3 million (2014: $1 million increase).

B)	Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, foreign exchange rate and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded an increase of $55 million (2014: $3 million increase) to the PER at our minesites for the three months ended March 31, 2015 primarily due to a decrease in the discount rate.

C)	Impairment and reversal of impairment for non-current assets and impairment of goodwill

Non-current assets other than goodwill are tested for impairment, or reversal of impairment, when events or changes in circumstances suggest that the carrying amount may not be fully recoverable, or an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment or reversal of impairment is identified. We recorded $5 million (2014: $10 million) of impairment charges for the three months ended March 31, 2015.

We have not identified any indicators that prior impairments are required to be tested for reversal in the three months ended March 31, 2015.

D)	Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecast and actual cash flows.

As part of our capital allocation strategy, we evaluate our capital expenditures in order to ensure they generate an appropriate risk-adjusted return. We work towards divesting assets that do not meet our capital allocation criteria.

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt Baa2 (negative) and BBB- (stable), respectively. Our credit rating was downgraded by S&P on March 2, 2015, to BBB- (stable) which is the lowest investment grade rating. Changes in our ratings could affect the trading prices of our securities or our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at March 31, 2015) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $5.7 billion as at March 31, 2015).

4 > DIVESTITURES

A)	Disposition of Australian assets

On January 31, 2014, we closed the sale of our Plutonic mine for total cash consideration of $22 million. In addition, on March 1, 2014, we completed the sale of our Kanowna mine for total cash consideration of $67 million. The transactions resulted in a loss of $5 million in 2014.

B)	Disposition of 10 percent interest in Acacia

On March 11, 2014, we completed the divestment of 41 million ordinary shares in Acacia, representing 10 percent of the issued ordinary share capital of Acacia for net cash proceeds of $186 million. Subsequent to the divestment, we continue to retain a controlling financial interest in Acacia and continue to consolidate Acacia. We have

BARRICK FIRST QUARTER 2015	62	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

accounted for the divestment as an equity transaction and, accordingly, recorded the difference between the proceeds received and the carrying value of $179 million as $7 million of additional paid-in capital in shareholders’ equity.

C)	Disposition of Marigold mine

On April 4, 2014, we completed the divestiture of our minority interest in the Marigold mine, for total cash consideration of $86 million. The transaction resulted in a gain of $21 million, which we recorded in 2014.

5 > SEGMENT INFORMATION

As a result of the organizational changes that were implemented in third quarter 2014, we have determined that our Co-Presidents, acting together, are Barrick’s Chief Operating Decision Maker (“CODM”). Beginning in fourth quarter 2014, CODM reviews the operating results, assesses performance and makes capital allocation decisions at the mine site or project level, with the exception of Acacia which is reviewed and assessed as a separate business. Therefore, each individual mine site and Acacia are operating segments for financial reporting purposes. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into two other categories: (a) our remaining gold mines and (b) our two copper mines.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Starting January 1, 2015, we updated the allocation of our general and administration costs to individual mine sites to reflect the removal of all regional oversight and have the mine sites directly accountable for the cost of the functional services they require to run their business.

Consolidated Statement of Income Information
		Cost of Sales
For the three months ended March 31, 2015	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Goldstrike	$ 237	$ 117	$ 32	$ -	$ 2	$ 86
Cortez	191	126	70	2	2	(9)
Pueblo Viejo	366	162	69	-	(2)	137
Lagunas Norte	205	58	41	-	2	104
Veladero	201	102	26	1	(1)	73
Turquoise Ridge	55	26	5	-	-	24
Porgera	144	93	15	-	1	35
Kalgoorlie	76	57	9	-	1	9
Acacia	213	141	33	5	1	33
Pascua-Lama	-	-	2	33	(11)	(24)
Other Mines - Gold	290	168	74	2	(7)	53
Other Mines - Copper[2]	267	214	37	-	1	15
	$ 2,245	$ 1,264	$ 413	$ 43	$ (11)	$ 536

BARRICK FIRST QUARTER 2015	63	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information
		Cost of Sales
For the three months ended March 31, 2014	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Goldstrike	$ 360	$ 163	$ 42	$ 1	$ 1	$ 153
Cortez	251	77	52	-	3	119
Pueblo Viejo	405	169	54	-	(1)	183
Lagunas Norte	201	56	15	-	3	127
Veladero	180	90	30	-	2	58
Turquoise Ridge	73	23	4	-	-	46
Porgera	150	112	22	-	-	16
Kalgoorlie	116	74	11	-	2	29
Acacia	215	132	30	5	2	46
Pascua-Lama	-	-	2	44	4	(50)
Other Mines - Gold	382	226	84	1	(2)	73
Other Mines - Copper[2]	305	216	42	10	1	36
	$ 2,638	$ 1,338	$ 388	$ 61	$ 15	$ 836

1 Other expenses include accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended March 31, 2015, accretion expense was $11 million (2014: $14 million).

2 Includes exploration and evaluation expense and losses from equity investees that hold copper projects.

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended March 31
	2015	2014
Segment income	$ 536	$ 836
Other revenue[1]	-	9
Other cost of sales/amortization[1,2]	(31)	7
Exploration, evaluation and project expenses not attributable to segments	(43)	(39)
General and administrative expenses	(67)	(103)
Other expense not attributable to segments	(4)	(18)
Impairment charges not attributable to segments	(5)	(12)
Gain (loss) on currency translation	2	(79)
Closed mine rehabilitation	(8)	(22)
Finance income	2	3
Finance costs (includes non segment accretion)	(185)	(187)
(Loss) gain on non-hedge derivatives	(3)	21
Income before income taxes	$ 194	$ 416

1 Includes revenue and costs from Pierina which is not part of any of our operating segments. Pierina entered closure in 2013.

2 Includes all realized hedge gains/losses.

BARRICK FIRST QUARTER 2015	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Capital Expenditures Information	Segment capital expenditures[1]
For the three months ended March 31

	2015	2014
Goldstrike	$ 93	$ 116

Cortez	33	54

Pueblo Viejo	33	31

Lagunas Norte	13	24

Veladero	68	31

Turquoise Ridge	6	6

Porgera	28	6

Kalgoorlie	17	16

Acacia	41	56

Pascua-Lama	4	43

Other Mines - Gold	91	56

Other Mines - Copper	27	68
Segment total	$ 454	$ 507

Other items not allocated to segments	2	2
Total	$ 456	$ 509

[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended March 31, 2015, cash expenditures were $514 million (2014: $616 million) and the decrease in accrued expenditures was $58 million (2014: $107 million decrease).

6 > REVENUE

	For the three months ended March 31
	2015	2014
Gold bullion sales[1]
Spot market sales	$ 1,854	$ 2,229
Concentrate sales	65	50
	1,919	2,279
Copper sales
Copper cathode sales	141	171
Concentrate sales	126	134
	267	305
Other sales[1]	59	63
Total	$ 2,245	$ 2,647
[1]	Revenues include the sale of by-products for our gold and copper mines and energy sales from Monte Rio.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at March 31, 2015 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000’s)		Impact on net income before taxation of 10% movement in market price US$
For the three months ended March 31	2015	2014	2015	2014
Copper pounds	60	58	$ 16	$ 18
Gold ounces	25	28	3	4

For the three months ended March 31, 2015, our provisionally priced copper sales included provisional pricing losses of $12 million (2014: $19 million losses) and our provisionally priced gold sales included provisional pricing losses of $1 million (2014: $3 million gains).

At March 31, 2015, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $2.75/lb (2014: $3.02/lb) and $1,180/oz (2014: $1,336/oz), respectively. The sensitivities in the above table show the impact of a 10 percent change in commodity prices, while holding all other variables constant.

BARRICK FIRST QUARTER 2015	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

7 > COST OF SALES

For the three months ended March 31
	2015	2014
Direct mining cost1,[2]	$1,186	$1,228

Depreciation	421	402
Royalty expense	90	75

Community relations	11	14
	$1,708	$1,719
[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $55 million for the three months ended March 31, 2015 (2014: $16 million).
[2]	Direct mining cost includes the costs of extracting by-products.

Beginning in January 1, 2015, we updated the allocation of general & administration (“G&A”) costs to individual mine sites to reflect the removal of all regional oversight and have the mine sites directly accountable for the cost of the functional services they require to run their business. These costs now form part of mine site G&A costs which is included within direct mining costs.

8 > EXPLORATION, EVALUATION AND PROJECT COSTS

For the three months ended March 31
	2015	2014
Exploration
Minesite exploration	$ 7	$ 7
Global programs	34	22
	$ 41	$ 29
Evaluation costs	4	3
Exploration and evaluation expense	$ 45	$ 32
Advanced project costs:
Pascua-Lama	32	42
Jabal Sayid	-	10
Other project related costs:
Cerro Casale	2	3
Kainantu	-	1
Reko Diq	-	2
Corporate Development	6	8
Community relations related to projects	1	2
Exploration, evaluation and project expenses[1]	$ 86	$ 100
[1]	Approximates the impact on operating cash flow.

9 > EARNINGS PER SHARE

	For the three months ended March 31
	2015		2014
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted
Net income	$ 89	$ 89	$ 127	$ 127
Net income attributable to non-controlling interests	(32)	(32)	(39)	(39)
Net income attributable to equity holders of Barrick Gold Corporation	$ 57	$ 57	$ 88	$ 88
Weighted average shares outstanding	1,165	1,165	1,165	1,165
Effect of dilutive securities - stock options	-	-	-	-
	1,165	1,165	1,165	1,165
Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Net income	$ 0.05	$ 0.05	$ 0.08	$ 0.08

BARRICK FIRST QUARTER 2015	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

10 > OTHER EXPENSES

A	Other Expense (Income)

	For the three months ended March 31
	2015	2014
Other expense:
Consulting fees	$ 2	$ 6
Bank charges	7	5
Insurance expense	-	1
Mine site severance and non-operational costs	-	6
World Gold Council fees	-	1
Pension and other post-retirement benefit expense	1	3
Total other expense	$ 10	$ 22

Other income:
Gain on sale of long-lived assets	$ (24)	$ (1)
Incidental interest income	(1)	-
Management fee income	(1)	-
Royalty income	(1)	(1)
Toll milling	-	(1)
Incidental income	(1)	-
Total other income	$ (28)	$ (3)
Total	$ (18)	$ 19

B Impairment Charges
	For the three months ended March 31
	2015	2014
Impairment of long-lived assets	$ 5	$ 3
Impairment of other intangibles	-	7
	$ 5	$ 10
Impairment of other investments	-	2
Total	$ 5	$ 12

11 > FINANCE COSTS

	For the three months ended March 31
	2015	2014
Interest	$ 184	$ 182
Amortization of debt issue costs	5	5
Interest capitalized	(9)	(7)
Accretion	16	21
Total	$ 196	$ 201

12 > INCOME TAX EXPENSE

For the three months ended March 31
	2015	2014
Current	$ 102	$ 194
Deferred	3	95
	$ 105	$ 289

The tax rate for income in the three months ended March 31, 2015 was 54% (2014: 69%). After adjusting for the impact of net currency translation losses on deferred tax balances, the impact of asset sales and non-hedge derivatives and the impact of non-deductible foreign exchange losses, the underlying effective tax rate for ordinary income in the three months ended March 31, 2015 was 53% (2014: 51%).

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean net deferred tax liabilities. In the first quarter 2015 and 2014, tax expense of $6 million and $40 million respectively primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentinean peso against the US dollar. These translation gains/losses are included within deferred income tax expense/recovery.

BARRICK FIRST QUARTER 2015	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > CASH FLOW - OTHER ITEMS

A Operating Cash Flows - Other Items	For the three months ended March 31

	2015	2014
Adjustments for non-cash income statement items:
Net currency translation (gains) losses	$ (2)	$ 79
RSU expense	7	8
Stock option expense	1	-
Change in estimate of rehabilitation costs at closed mines	8	22
Net inventory impairment charges (note 15)	55	16
Cash flow arising from changes in:
Accounts receivable	2	(14)
Other current assets	(65)	(70)
Accounts payable	(154)	(277)
Other current liabilities	(34)	(3)
Other assets and liabilities	(3)	17
Settlement of rehabilitation obligations	(24)	(19)
Other net operating activities	$ (209)	$ (241)

B Investing Cash Flows - Other Items	For the three months ended March 31

	2015	2014
Value added tax recoverable on project capital expenditures	$ -	$ (19)
Other	(1)	(21)
Other net investing activities	$ (1)	$ (40)

BARRICK FIRST QUARTER 2015	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kabanga	Jabal Sayid[1]	Total
At January 1, 2014	$ 27	$ -	$ 27
Funds invested	1	178	179
At December 31, 2014	$ 28	$ 178	$ 206
Funds invested	1	-	1
At March 31, 2015	$ 29	$ 178	$ 207
Publicly traded	No	No

[1]

A $164 million non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid is presented as part of Other Assets in the Consolidated Financial Statements.

15 > INVENTORIES

	Gold		Copper

	As at March 31, 2015	As at December 31, 2014	As at March 31, 2015	As at December 31, 2014
Raw materials
Ore in stockpiles	$ 2,058	$ 2,036	$ 163	$ 182
Ore on leach pads	352	357	394	392
Mine operating supplies	879	875	128	132
Work in process	260	245	9	7
Finished products
Gold doré	83	129	-	-
Copper cathode	-	-	9	12
Copper concentrate	-	-	26	28
Gold concentrate	13	11	-	-
	$ 3,645	$ 3,653	$ 729	$ 753
Non-current ore in stockpiles[1]	(1,572)	(1,584)	(92)	(100)
	$ 2,073	$ 2,069	$ 637	$ 653

1 Ore that we do not expect to process in the next 12 months is classified as long-term.

For the three months ended March 31
	2015	2014
Inventory impairment charges[1]	$ 55	$16

1 Impairment charges in 2015 primarily relates to impairments at Cortez.

Purchase Commitments

At March 31, 2015, we had purchase obligations for supplies and consumables of $1,477 million.

BARRICK FIRST QUARTER 2015	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

16 > PROPERTY, PLANT AND EQUIPMENT

	As at March 31, 2015	As at December 31, 2014
Depreciable assets	$ 15,240	$ 14,947
Non-depreciable assets
Projects
Pascua-Lama	1,919	1,910
Cerro Casale[1]	444	444
Donlin Gold	140	138
Construction-in-progress[2]	1,381	1,490
Acquired mineral resources and exploration potential	157	264
	$ 19,281	$ 19,193

[1]	Amount presented on a 100% basis and includes our partner’s non-controlling interest.
[2]	Represents assets under construction at our operating mine sites.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $104 million at March 31, 2015.

17 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

A  Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days. Cash and equivalents also include $417 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

B  Debt

	As at March 31, 2015	As at December 31, 2014
2.9%/4.4%/5.7% notes[1]	$ 2,409	$ 2,409
3.85%/5.25% notes	1,983	1,983
5.80% notes	395	395
5.75%/6.35% notes	856	855
Other fixed rate notes[2]	2,721	2,720
Project financing	737	850
Capital leases[3]	338	354
Other debt obligations	741	794
2.5%/4.10%/5.75% notes[4]	2,581	2,579
Acacia credit facility[5]	142	142
	$ 12,903	$ 13,081
Less: current portion	(298)	(333)
	$ 12,605	$ 12,748

[1]

Consists of $2.4 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $229 million of BGC notes due 2016, $1.35 billion of BNAF notes due 2021 and $850 million of BNAF notes due 2041. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[2]

Consists of $2.8 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $500 million of BNAF notes due 2018, $750 million of BGC notes due 2019, $400 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039. We provide an unconditional and irrevocable guarantee on all BNAF and BPDAF notes and generally provide such guarantees on all BNAF and BPDAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[3]	Consists primarily of capital leases at Pascua-Lama $196 million and Lagunas Norte $114 million (2014: $199 million and $123 million, respectively).
[4]

Consists of $2.6 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $252 million of BGC notes due 2018, $1.5 billion of BGC notes due 2023 and $850 million of BNAF notes due 2043. We provide an unconditional and irrevocable guarantee on all BNAF notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[5]	Consists of an export credit backed term loan facility.

BARRICK FIRST QUARTER 2013	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Jabal Sayid Financing Facility

On April 2, 2015, Ma’aden Barrick Copper Company signed a financing agreement with the Saudi British Bank to finance the Jabal Sayid copper project (an equity method investment for Barrick) for SAR 750 million ($200 million USD). Barrick has provided a guarantee equal to our proportionate ownership interest (50%).

C Derivative Instruments at March 31, 2015
	Notional amount by term to maturity				Accounting classification by notional amount

	Within 1 year	2 to 3 years	4+ years	Total	Cash flow hedge	Non-hedge	Fair value (USD)
US dollar interest rate contracts
Total receive - float swap positions	$ 28	$ 57	$ 57	$ 142	$ 142	$ -	$ -
Currency contracts
A$:US$ contracts (A$ millions)	313	60	-	373	330	43	(87)
C$:US$ contracts (C$ millions)	180	-	-	180	180	-	(15)
CLP:US$ contracts (CLP millions)	76,500	-	-	76,500	67,202	9,298	(7)
PGK:US$ contracts (PGK millions)	14	-	-	14	-	14	-
ZAR:US$ contracts (ZAR millions)	296	-	-	296	171	125	(1)
Commodity contracts
Copper collar sell contracts (millions of pounds)	2	-	-	2	-	2	1
Fuel contracts (thousands of barrels)[1]	2,800	4,433	810	8,043	7,440	603	(205)

[1]	Fuel contracts represent a combination of WTI swaps and Brent options. These derivatives hedge physical supply contracts based on the price of fuel across our operating mine sites plus a spread. WTI represents West Texas Intermediate and BRENT represents Brent Crude Oil.

   Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives

	Consolidated Balance Sheet Classification	Fair Value at March 31, 2015	Fair Value at December 31, 2014	Consolidated Balance Sheet Classification	Fair Value at March 31, 2015	Fair Value at December 31, 2014
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 1	$ 2	Other liabilities	$ 1	$ 1
Currency contracts	Other assets	-	-	Other liabilities	87	71
Commodity contracts[1]	Other assets	-	-	Other liabilities	190	-
Total derivatives classified as hedging instruments		$ 1	$ 2		$ 278	$ 72
Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$ -	$ -	Other liabilities	$ -	$ -
Currency contracts	Other assets	4	4	Other liabilities	27	30
Commodity contracts	Other assets	1	3	Other liabilities	15	185
Total derivatives not designated as hedging instruments		$ 5	$ 7		$ 42	$ 215
Total derivatives		$ 6	$ 9		$ 320	$ 287
[1]	Majority of our fuel contracts are now being designated as hedging instruments as a result of adoption of IFRS 9. These contracts did not qualify for hedge accounting in 2014.

BARRICK FIRST QUARTER 2015	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of March 31, 2015, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. We have 2 counterparties with which we hold a net asset position of $1 million, and 22 counterparties with which we are in a net liability position, for a total net liability of $315 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

  Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Operating costs	Administration/ other costs	Capital expenditures	Long-term debt	Total
At December 31, 2014	$ 18	$ -	$ -	$ (79)	$ (3)	$ -	$ (25)	$ (89)
Impact of adopting IFRS 9 on January 1, 2015	-	-	-	(5)	-	-	-	(5)
Effective portion of change in fair value of hedging instruments	-	-	(39)	(19)	(11)	-	(1)	(70)
Transfers to earnings:
On recording hedged items in earnings/PP&E1	(5)	-	3	14	3	-	1	16
At March 31, 2015	$ 13	$ -	$ (36)	$ (89)	$ (11)	$ -	$ (25)	$ (148)
[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

D  Gains (Losses) on Non-hedge Derivatives

For the three months ended March 31

	2015	2014
Commodity contracts
Silver	$ 5	$ -
Copper	-	2
Fuel	(1)	14
Currency contracts	(4)	(2)
	$ -	$ 14

Gains (losses) attributable to copper option collar hedges[1]	$ -	$ 15
Gains (losses) attributable to currency option collar hedges[1]	-	(2)
Hedge ineffectiveness	(3)	(6)
	$ (3)	$ 7
	$ (3)	$ 21
[1]	Represents unrealized gains (losses) attributable to changes in the time value of the collars, which were excluded from the hedge effectiveness assessment in 2014.

18 > FAIR VALUE MEASUREMENTS

A   Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at March 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant un- observable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$ 2,258	$ -	$ -	$ 2,258
Other investments	13	-	-	13
Derivatives	-	(314)	-	(314)
Receivables from provisional copper and gold sales	-	169	-	169
	$ 2,271	$ (145)	$ -	$ 2,126

BARRICK FIRST QUARTER 2015	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B  Fair Values of Financial Assets and Liabilities

	As at Mar. 31, 2015		As at Dec. 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$ 392	$ 392	$ 385	$ 385
Other investments[1]	13	13	35	35
Derivative assets	6	6	9	9
	$ 411	$ 411	$ 429	$ 429
Financial liabilities
Debt[2]	12,903	13,358	13,081	13,356
Derivative liabilities	320	320	287	287
Other liabilities	359	359	360	360
	$ 13,582	$ 14,037	$ 13,728	$ 14,003

[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

Valuation Techniques

Other investments

The fair value of other investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore other investments are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

19 > CAPITAL STOCK

A    Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,164,669,708 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B Dividends

The Company’s practice has been to declare dividends after a quarter end in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

BARRICK FIRST QUARTER 2015	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

20 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	Acacia	Cerro Casale	Other	Total
At January 1, 2015	$ 1,521	$ 758	$ 319	$ 17	$ 2,615
Share of income (loss)	31	3	(1)	(1)	32
Cash contributed	-	-	-	1	1
Decrease in non-controlling interest[1]	(44)	-	-	-	(44)
At March 31, 2015	$ 1,508	$ 761	$ 318	$ 17	$ 2,604

[1]	Represents disbursements made to non-controlling interest at Pueblo Viejo.

21 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the Company’s audited consolidated financial statements for the year ended December 31, 2014 (the “Audited Annual Financial Statements”), and no new contingencies have occurred that are material to the Company since the issuance of the Audited Annual Consolidated Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the Audited Consolidated Financial Statements.

A)  Litigation and Claims Update

U.S. Shareholder Class Action

On April 1, 2015, the Court issued its ruling on the Defendants’ motion to dismiss. The Court dismissed the plaintiffs’ claims relating to the cost and scheduling of the Project. However, the Court allowed the plaintiffs’ claims relating to the environmental risks of the Project and alleged internal control failures to go forward. On April 15, 2015, Barrick filed a motion for reconsideration regarding the environmental allegations and certain claims against some of the individual defendants. The parties also are beginning to confer on a schedule for discovery. A status conference is scheduled for May 4, 2015.

Proposed Canadian Securities Class Actions

On March 16, 2015, the Divisional Court heard an appeal of the lower court decision that determined which of the competing counsel groups will take the lead in the Ontario litigation. A decision of the Divisional Court is pending, and further appeals could still occur.

Pascua-Lama - SMA Regulatory Sanctions

On April 22, 2015, Compañía Minera Nevada, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, was notified that Chile’s environmental regulator has initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. CMN is evaluating the allegations and preparing its response.

Pascua-Lama - Environmental Damage Claim

On March 23, 2015, the Environmental Court ruled in favor of CMN in this matter, finding that the Pascua-Lama project has not damaged glaciers in the Project area. The plaintiffs may appeal the Environmental Court’s decision to the Chilean Supreme Court.

Pueblo Viejo - Amparo Action

The Trial Court has received the litigation file in this matter, and a preliminary hearing has been scheduled for April 28, 2015.

22 > SUBSEQUENT EVENTS

Royalty Changes in Zambia

On April 20, 2015, the Zambian government announced amendments to the country’s mining tax regime that would replace the recently adopted 20 percent gross royalty on open pit mines with a nine percent royalty, along with the reintroduction of a 30 percent corporate income tax and a 15 percent variable profits tax. Based on our initial analysis, this system would enable Lumwana to remain free cash flow positive at current copper prices. As a result, we will continue operations at Lumwana and in second quarter 2015 we will evaluate the potential for a reversal of previous impairments recorded in fourth quarter 2014.

BARRICK FIRST QUARTER 2015	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

HEAD OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CST Trust Company
Brookfield Place	P.O. Box 700, Postal Station B
TD Canada Trust Tower	Montreal, Quebec, Canada H3B 3K3
161 Bay Street, Suite 3700	or
P.O. Box 212	American Stock Transfer & Trust Company,
Toronto, Canada M5J 2S1	LLC
Tel: (416) 861-9911 Fax: (416) 861-2492	6201 - 15 Avenue
Toll-free throughout North America:	Brooklyn, NY 11219
1-800-720-7415	Tel: 1-800-387-0825
Email: investor@barrick.com	Toll-free throughout North America
Website: www.barrick.com	Fax: 1-888-249-6189
Email: inquiries@canstockta.com
SHARES LISTED	Website: www.canstockta.com
ABX - The New York Stock Exchange
The Toronto Stock Exchange

INVESTOR CONTACT	MEDIA CONTACT
Amy Schwalm	Andy Lloyd
Vice President,	Vice President,
Investor Relations	Communications
Tel: (416) 307-7422	Tel: (416) 307-7414
Email: aschwalm@barrick.com	Email: alloyd@barrick.com

BARRICK FIRST QUARTER 2015	75	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this First Quarter 2015 Report, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this First Quarter Report 2015 contains forward-looking statements with respect to cash flow forecasts, projected capital, operating and exploration expenditure, mine life and production rates, exploration results, potential mineralization and metal or mineral recoveries, and information pertaining to Barrick’s Value Realization project (including potential improvements to financial and operating performance at Barrick’s Pueblo Viejo mine that may result from certain Value Realization initiatives). Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, liquefied natural gas and electricity); the speculative nature of mineral exploration and development; the possibility that future exploration results will not be consistent with the company’s expectations; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty whether some or all of the Value Realization initiatives will meet the company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Zambia and other jurisdictions in which the company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; increased costs and risks related to the potential impact of climate change; damage to the company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the company’s handling of environmental matters or dealings with community groups, whether true or not; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this First Quarter 2015 Report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2015	76	PRESS RELEASE